SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 26, 2021
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Ginah Yun
Name: Ginah Yun
Title: Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

September 30, 2021 and 2020

KT Corporation and Subsidiaries

Index

September 30, 2021 and 2020

Page(s)

Report on Review of Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 66

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at September 30, 2021, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020, and consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2020, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 9, 2021. The consolidated statement of financial position as at December 31, 2020, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2020.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

November 15, 2021

Seoul, Korea

This report is effective as of November 15, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2021 and December 31, 2020

(in millions of Korean won)	Notes	September 30, 2021 (Unaudited)		December 31, 2020
Assets
Current assets
Cash and cash equivalents	4	~~W~~	3,088,946	~~W~~	2,634,624
Trade and other receivables, net	4,5		5,438,634		4,902,471
Other financial assets	4,6		848,418		1,202,840
Current tax assets			7,216		2,059
Inventories, net	7		406,638		534,636
Current assets held for sale	9		1,198		1,198
Other current assets	8		2,106,300		1,876,352

Total current assets			11,897,350		11,154,180

Non-current assets
Trade and other receivables, net	4,5		1,028,995		1,250,769
Other financial assets	4,6		518,592		544,347
Property and equipment, net	10		13,919,519		14,206,119
Right-of-use assets, net	17		1,255,400		1,217,179
Investment properties, net	10		1,691,281		1,368,453
Intangible assets, net	10		3,082,531		2,161,258
Investments in associates and joint ventures	11		1,252,714		557,881
Deferred tax assets			438,543		433,698
Other non-current assets	8		746,250		768,661

Total non-current assets			23,933,825		22,508,365

Total assets		~~W~~	35,831,175	~~W~~	33,662,545

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2021 and December 31, 2020

(in millions of Korean won)	Notes	September 30, 2021 (Unaudited)		December 31, 2020
Liabilities
Current liabilities
Trade and other payables	4,12	~~W~~	6,155,844	~~W~~	6,210,099
Borrowings	4,13		1,588,224		1,418,114
Other financial liabilities	4, 6		10,471		2,493
Current tax liabilities			368,402		232,225
Provisions	14		167,980		165,990
Deferred income			66,775		60,252
Other current liabilities	8		1,023,624		1,103,299

Total current liabilities			9,381,320		9,192,472

Non-current liabilities
Trade and other payables	4,12		1,082,714		807,540
Borrowings	4,13		6,807,884		5,898,184
Other financial liabilities	4,6		375,793		260,676
Net defined benefit liabilities	15		503,832		378,087
Provisions	14		86,335		86,202
Deferred income	20		172,307		149,050
Deferred tax liabilities			410,324		429,331
Other non-current liabilities	8		913,180		909,570

Total non-current liabilities			10,352,369		8,918,640

Total liabilities			19,733,689		18,111,112

Equity attribute to owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	18		12,821,729		12,155,420
Accumulated other comprehensive income			25,996		86,051
Other components of equity	19		(1,351,143)		(1,234,784)

			14,501,339		14,011,444
Non-controlling interests			1,596,147		1,539,989

Total equity			16,097,486		15,551,433

Total liabilities and equity		~~W~~	35,831,175	~~W~~	33,662,545

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three-Month and Nine-Month Periods Ended September 30, 2021 and 2020

		Periods Ended September 30
		2021 (Unaudited)				2020 (Unaudited)
(in millions of Korean won, except per share amounts)	Notes	Three months		Nine months		Three months		Nine months
Operating revenue	20	~~W~~	6,217,382	~~W~~	18,274,420	~~W~~	6,001,198	~~W~~	17,709,417
Operating expenses	21		5,834,986		16,971,989		5,707,153		16,687,029

Operating profit			382,396		1,302,431		294,045		1,022,388
Other income	22		78,240		212,023		122,458		236,122
Other expenses	22		82,535		198,851		99,780		236,797
Finance income	23		229,331		486,114		35,326		301,040
Finance costs	23		191,269		428,440		42,775		327,983
Share of net profits (losses) of associates and joint ventures	11		64,137		97,888		4,907		(3,432)

Profit before income tax expense			480,300		1,471,165		314,181		991,338
Income tax expense	24		142,554		436,156		84,248		325,138

Profit for the period		~~W~~	337,746	~~W~~	1,035,009	~~W~~	229,933	~~W~~	666,200

Profit for the period attributable to:
Owners of the Controlling Company		~~W~~	310,852	~~W~~	952,293	~~W~~	203,288	~~W~~	590,314
Non-controlling interest			26,894		82,716		26,645		75,886
Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	25
Basic earnings per share		~~W~~	1,324	~~W~~	4,039	~~W~~	828	~~W~~	2,407
Diluted earnings per share			1,322		4,036		828		2,405

The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2021 and 2020

		Periods Ended September 30
		2021 (Unaudited)				2020 (Unaudited)
(in millions of Korean won)	Notes	Three months		Nine months		Three months		Nine months
Profit for the period		~~W~~	337,746	~~W~~	1,035,009	~~W~~	229,933	~~W~~	666,200

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	15		6,562		15,706		2,573		(625)
Share of remeasurement gain of associates and joint ventures			1,084		(1,502)		(86)		(14)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6		(860)		15,013		15,704		56,673
Items that may be subsequently reclassified to profit or loss:
Valuation gain (loss) on cash flow hedges	6		91,363		141,218		(34,003)		40,176
Other comprehensive income from cash flow hedges reclassified to profit or loss			(93,735)		(137,861)		42,431		(34,778)
Share of other comprehensive income from associates and joint ventures			(3,155)		(24,926)		(4,237)		(3,659)
Exchange differences on translation of foreign operations			(6,506)		(1,795)		10,601		694

Other comprehensive income for the period, net of tax			(5,247)		5,853		32,983		58,467

Total comprehensive income for the period		~~W~~	332,499	~~W~~	1,040,862	~~W~~	262,916	~~W~~	724,667

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	305,661	~~W~~	953,239	~~W~~	225,627	~~W~~	640,785
Non-controlling interests			26,838		87,623		37,289		83,882

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2021 and 2020

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,633,780	~~W~~	194,934	~~W~~	(1,170,083)	~~W~~	13,663,388	~~W~~	1,520,160	~~W~~	15,183,548
Comprehensive income
Profit for the period			—		—		590,314		—		—		590,314		75,886		666,200
Remeasurements of net defined benefit liabilities	15		—		—		1,410		—		—		1,410		(2,035)		(625)
Valuation gain (loss) on cash flow hedge	6		—		—		—		5,471		—		5,471		(73)		5,398
Share of other comprehensive income (loss) of associates and joint ventures			—		—		—		(3,212)		—		(3,212)		(447)		(3,659)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(13)		—		—		(13)		(1)		(14)
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			—		—		184,330		(138,461)		—		45,869		10,804		56,673
Exchange differences on translation of foreign operations			—		—		—		946		—		946		(252)		694

Total comprehensive income for the period			—		—		776,041		(135,256)		—		640,785		83,882		724,667

									—
Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,766)		—		—		(269,766)		—		(269,766)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(40,802)		(40,802)
Appropriations of loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		10,081		10,081		23,266		33,347
Disposal of treasury stock			—		—		—		—		3,640		3,640		—		3,640
Others			—		—		—		—		20,491		20,491		—		20,491

Subtotal			—		—		(271,456)		—		35,902		(235,554)		(17,536)		(253,090)

Balance at September 30, 2020 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,138,365	~~W~~	59,678	~~W~~	(1,134,181)	~~W~~	14,068,619	~~W~~	1,586,506	~~W~~	15,655,125

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2021 and 2020

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433
Comprehensive income
Profit for the period			—		—		952,293		—		—		952,293		82,716		1,035,009
Remeasurements of net defined benefit liabilities	15		—		—		9,410		—		—		9,410		6,296		15,706
Valuation gain on cash flow hedge	6		—		—		—		3,314		—		3,314		43		3,357
Share of other comprehensive income (loss) of associates and joint ventures			—		—		—		(19,758)		—		(19,758)		(5,168)		(24,926)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(1,462)		—		—		(1,462)		(40)		(1,502)
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			—		—		53,053		(41,109)		—		11,944		3,069		15,013
Exchange differences on translation of foreign operations			—		—		—		(2,502)		—		(2,502)		707		(1,795)

Total comprehensive income for the period			—		—		1,013,294		(60,055)		—		953,239		87,623		1,040,862

Transactions with owners
Dividends paid by the Controlling Company			—		—		(326,487)		—		—		(326,487)		—		(326,487)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(23,762)		(23,762)
Appropriations of loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—		—		—
Change in consolidation scope			—		—		—		—		—		—		781		781
Change in ownership interest in subsidiaries			—		—		—		—		7,581		7,581		(9,634)		(2,053)
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)		—		(190,105)
Disposal of treasury stock			—		—		—		—		3,056		3,056		—		3,056
Others			—		—		—		—		42,611		42,611		1,150		43,761

Subtotal			—		—		(346,985)		—		(116,359)		(463,344)		(31,465)		(494,809)

Balance as at September 30, 2021 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,821,729	~~W~~	25,996	~~W~~	(1,351,143)	~~W~~	14,501,339	~~W~~	1,596,147	~~W~~	16,097,486

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2021 and 2020

		Nine-Month Period Ended September 30
(in millions of Korean won)	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from operating activities
Cash generated from operations	26	~~W~~	4,443,043	~~W~~	3,680,864
Interest paid			(196,435)		(195,545)
Interest received			196,709		189,882
Dividends received			70,042		19,098
Income tax paid			(351,164)		(19,168)

Net cash inflow from operating activities			4,162,195		3,675,131

Cash flows from investing activities
Collection of loans			40,116		49,505
Disposal of financial assets at fair value through profit or loss			378,167		282,114
Disposal of financial assets at amortized cost			569,150		333,387
Disposal of financial assets at fair value through comprehensive income			207,244		351,066
Disposal of assets held-for-sale			—		119,524
Disposal of investments in associates and joint ventures			13,103		122
Disposal of property and equipment and investment properties			46,312		18,241
Disposal of intangible assets			10,159		10,969
Disposal of right-of-use assets			240		211
Acquisition of new subsidiary			39,340		11,045
Discontinued operations			—		205
Loans granted			(43,773)		(38,245)
Acquisition of financial assets at fair value through profit or loss			(314,483)		(439,135)
Acquisition of financial assets at amortized cost			(406,018)		(428,209)
Acquisition of financial assets at fair value through other comprehensive income			(37,019)		(38)
Acquisition of investments in associates and joint ventures			(464,712)		(290,911)
Acquisition of property and equipment and investment properties			(2,643,952)		(2,370,338)
Acquisition of intangible assets			(571,017)		(465,207)
Acquisition of right-of-use assets			(3,329)		(7,118)
Acquisition of derivatives			(58)		—
Decrease in cash due to business combination, etc.			(634,921)		—

Net cash outflow from investing activities			(3,815,451)		(2,862,812)

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2021 and 2020

		Nine-Month Period Ended September 30
(in millions of Korean won)	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from financing activities
Proceeds from borrowings			2,503,603		1,678,326
Settlement of derivative assets and liabilities, net			(1,205)		16,452
Transaction with non-controlling interest			56,847		25,052
Cash inflow from other financing activities			6,215		149
Repayments of borrowings			(1,648,654)		(1,184,121)
Dividends paid			(350,249)		(310,465)
Decrease in finance lease liabilities			(269,651)		(338,203)
Decrease in other financal liabilities			—		(13,674)
Acquisition of treasury stock			(192,684)		(935)

Net cash inflow (outflow) from financing activities			104,222		(127,419)

Effect of exchange rate change on cash and cash equivalents			3,356		152

Net increase in cash and cash equivalents			454,322		685,052
Cash and cash equivalents
Beginning of the period			2,634,624		2,305,894

End of the period		~~W~~	3,088,946	~~W~~	2,990,946

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 74 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at September 30, 2021, the Korean government does not own any shares in the Controlling Company.

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at September 30, 2021 and December 31, 2020, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	September 30, 2021	December 31, 2020	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Data communication	Korea	73.0%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	September 30, 2021	December 31, 2020	Closing month
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation [2,4]	Online music production and distribution	Korea	36.2%	36.2%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife	Satellite TV	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd.[3,4]	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Information and communication service	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	32.2%	31.9%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	31.4%	30.8%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	September 30, 2021	December 31, 2020	Closing month
KT Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
East Telecom LLC	Fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	100.0%	—	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	—	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	80.0%	—	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	—	December
MEDIA GENIE Co., Ltd.	TV contents provider	Korea	100.0%	—	December
KT Seezn Co., Ltd.	Movies, videos and TV contents production and distribution	Korea	100.0%	—	December
MILLIE Co., Ltd.	Book contents service	Korea	38.6%	—	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	—	December
Epsilon Global Communications PTE. Ltd.	Foreign investment business	Singapore	100.0%	—	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	—	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	—	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	—	December
7D Digital Limited	Software development	UK	100.0%	—	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong kong	100.0%	—	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	—	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	—	December
Epsilon M E A General Trading LLC	Local counter work	Dubai	49.0%	—	December
K-REALTY RENTAL HOUSING REIT V	Residential building	Korea	100.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

1.3	Changes in Scope of Consolidation

Subsidiaries newly included/excluded in/from the consolidation during the nine-month period ended September 30, 2021:

Changes	Location	Name of subsidiary	Reason
Included	Korea	KT Studio Genie Co., Ltd.	Newly established
Included	Korea	Lolab	Newly established
Included	Korea	KHS Corporation	Transferred
Included	Korea	HCN Co., Ltd.	Transferred
Included	Korea	MEDIA GENIE Co., Ltd.	Transferred
Included	Korea	KT Seezn Co., Ltd.	Transferred
Included	Korea	MILLIE Co., Ltd.	Transferred
Included	Singapore	KT ES Pte. Ltd.	Newly established
Included	Singapore	Epsilon Global Communications PTE. Ltd.	Transferred
Included	Singapore	Epsilon Telecommunications (SP) PTE. Ltd.	Transferred
Included	Singapore	Epsilon Telecommunications (US) PTE. Ltd.	Transferred
Included	UK	Epsilon Telecommunications Limited	Transferred
Included	UK	7D Digital Limited	Transferred
Included	Hong kong	Epsilon Telecommunications (HK) Limited	Transferred
Included	USA	Epsilon US Inc.	Transferred
Included	Bulgaria	Epsilon Telecommunications (BG) EOOD	Transferred
Included	Dubai	Epsilon M E A General Trading L.L.C	Transferred
Included	Korea	K-REALTY RENTAL HOUSING REIT V	Newly established
Excluded	Belgium	KT Belgium	Liquidated
Excluded	Korea	KT Powertel Co., Ltd.	Shares disposed
Excluded	China	Korea Telecom China Co., Ltd.	Liquidated
Excluded	Poland	KBTO Sp.z o. o.	Liquidated
Excluded	Korea	GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Liquidated
Excluded	Korea	KT M Hows Co., Ltd.	Merged
Excluded	Netherlands	KT Dutch B.V.	Liquidated
Excluded	Korea	KT Music Contents Fund No.1	Liquidated

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Summarized information for consolidated subsidiaries as at September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020, is as follows:

(in millions of Korean won)	September 30, 2021
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Linkus Co., Ltd.	~~W~~	54,019	~~W~~	51,333	~~W~~	59,428	~~W~~	(1,608)
KT Submarine Co., Ltd.		113,957		12,289		24,280		(472)
KT Telecop Co., Ltd.		357,571		228,492		376,244		3,990
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		371,984		152,797		321,571		(10,181)
KT Service Bukbu Co., Ltd.		55,242		51,179		169,171		(208)
KT Service Nambu Co., Ltd.		65,141		58,260		200,794		158
BC Card Co., Ltd. [1]		3,798,630		2,425,541		2,634,461		77,335
H&C Network [1]		264,569		54,757		234,045		1,553
Nasmedia Co., Ltd. [1]		420,981		209,000		87,827		18,618
KTDS Co., Ltd. [1]		237,358		169,043		412,442		21,311
KT M&S Co., Ltd.		245,592		208,026		503,577		3,612
GENIE Music Corporation		279,040		119,987		181,998		8,708
KT MOS Bukbu Co., Ltd.		32,318		23,766		50,397		2,557
KT MOS Nambu Co., Ltd.		33,409		22,522		50,204		2,067
KT Skylife Co., Ltd. [1]		1,225,415		444,279		520,374		48,122
KT Estate Inc. [1]		2,065,999		662,395		240,729		39,351
KTGDH Co., Ltd.		11,352		1,602		3,297		416
KT Sat Co., Ltd.		597,981		43,289		128,620		16,110
KT Sports Co., Ltd.		33,364		21,095		39,284		646
KT Music Contents Fund No.2		14,942		204		211		2
KT-Michigan Global Content Fund		6,990		103		13,591		13,479
Autopion Co., Ltd.		4,312		3,991		2,970		(615)
KT M Mobile Co., Ltd.		130,557		38,646		150,479		(5,444)
KT Investment Co., Ltd. [1]		75,959		54,726		18,180		(699)
KTCS Corporation [1]		368,523		186,467		669,910		17,102
KTIS Corporation		349,636		172,535		346,531		12,285
Next Connect PFV		493,087		140,868		—		(4,778)
KT Japan Co., Ltd. [1]		1,474		2,633		1,135		(142)
KT America, Inc.		4,781		49		4,798		151
KT Rwanda Networks Ltd. [2]		128,263		232,005		17,472		(21,074)
AOS Ltd. [2]		11,861		2,830		5,478		1,017
KT Hong Kong Telecommunications Co., Ltd.		8,681		3,799		13,824		924
KT Huimangjieum [1]		6,418		2,931		8,297		622
Storywiz		19,852		10,822		13,688		(2,488)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	September 30, 2021
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		101,170		64,596		136,593		(4,572)
KT Studio Genie Co., Ltd.		236,766		13,439		98		(3,689)
Lolab Co., Ltd.		26,687		756		949		(46)
East Telecom LLC		34,400		21,780		5,705		1,291
MEDIA GENIE Co., Ltd.		22,186		5,157		—		—
KT Seezn Co., Ltd.		91,352		22,157		20,481		6,261
KT ES Pte. Ltd.		245,237		80,536		—		—

(in millions of Korean won)	December 31, 2020				September 30, 2020
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	119,694	~~W~~	18,833	~~W~~	46,216	~~W~~	2,574
KT Linkus Co., Ltd.		58,372		54,022		61,458		(3,911)
KT Submarine Co., Ltd.		116,813		14,032		47,522		8,782
KT Telecop Co., Ltd.		318,456		193,737		259,638		(1,128)
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		288,949		92,599		247,207		(2,444)
KT Service Bukbu Co., Ltd.		60,825		56,554		159,167		(2,495)
KT Service Nambu Co., Ltd.		58,182		51,460		194,802		(2,906)
BC Card Co., Ltd. [1]		3,084,398		1,778,751		2,529,961		73,746
H&C Network [1]		269,651		61,365		240,521		2,352
Nasmedia Co., Ltd. [1]		422,039		221,371		79,668		14,566
KTDS Co., Ltd. [1]		183,297		133,129		333,369		9,984
KT M Hows Co., Ltd.		104,704		76,315		31,544		6,058
KT M&S Co., Ltd.		231,260		197,306		482,068		434
GENIE Music Corporation		250,538		88,488		184,330		7,458
KT MOS Bukbu Co., Ltd.		32,167		26,070		47,436		1,334
KT MOS Nambu Co., Ltd.		33,765		24,947		52,953		2,968
KT Skylife Co., Ltd. [1]		919,476		175,039		522,194		51,061
KT Estate Inc. [1]		1,689,601		325,429		287,264		10,752
KTGDH Co., Ltd.		11,003		1,669		3,151		433
KT Sat Co., Ltd.		630,740		92,791		127,525		10,140
KT Sports Co., Ltd.		26,572		14,940		35,335		1,642
KT Music Contents Fund No.1		4,844		1,525		280		230
KT Music Contents Fund No.2		15,021		285		135		(77)
KT-Michigan Global Content Fund		10,382		175		106		(38)
Autopion Co., Ltd.		4,903		4,961		4,743		(386)
KT M Mobile Co., Ltd.		129,011		27,281		123,153		(3,436)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	December 31, 2020		September 30, 2020
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT Investment Co., Ltd. [1]	115,627	93,695	2,237	767
KTCS Corporation [1]	384,919	215,175	645,859	10,628
KTIS Corporation	294,289	126,894	337,536	11,466
Next Connect PFV	394,268	37,271	8	(1,424)
KT Japan Co., Ltd.[1]	2,694	2,622	1,175	(179)
Korea Telecom China Co., Ltd.	381	21	427	(111)
KT Dutch B.V.[1]	29,585	10,109	19,190	4,893
KT America, Inc.	4,498	125	4,795	265
KT Rwanda Networks Ltd.[2]	114,768	191,781	13,139	(26,726)
KT Belgium	87,608	—	—	26
KBTO sp.zo.o.	438	117	468	(2,698)
AOS Ltd.[2]	11,812	3,875	4,402	395
KT Hong Kong Telecommunications Co., Ltd.	6,159	2,800	12,655	1,073
KT Huimangjieum	3,720	2,787	2,674	201
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	5,703	1,165	91	28
Storywiz Co., Ltd.	21,594	10,065	11,217	(1,612)
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	138,220	102,963	145,552	(1,084)

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group as at and for the nine-month periods ended September 30, 2021, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at September 30, 2021.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2021.

•	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19 – Related Rent Concessions

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments do not have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement, Korean IFRS 1107 Financial Instruments: Disclosure, Korean IFRS 1104 Insurance Contracts and Korean IFRS 1116 Lease – Interest Rate Benchmark Reform (Phase 2 amendments)

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The Group does not expect that these amendments have a significant impact on financial statements.

(2) New standards and interpretations not yet adopted by the Group

Certain new accounting standard and interpretation that have been published but have not been early adopted by the Group, are set out below.

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group is reviewing for the impact of these amendments on the financial statements

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is reviewing for the impact of these amendments on the financial statements.

•	Amendments to Korean IFRS 1116 Lease – Concession on COVID-19—Related Rent Concessions Beyond June 30, 2021

The application of the practical expedient where a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendment should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1101 First Time Adoption of Korean International Financial Reporting Standards – Subsidiaries That Are First-Time Adopters

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

•	Korean IFRS 1109 Financial Instruments – Fees Related to the 10% Test for Derecognition of Financial Liabilities

•	Korean IFRS 1116 Leases – Lease Incentives

•	Korean IFRS 1041 Agriculture – Measuring Fair Value

2.3	Significant Accounting Policies

Significant accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2020, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) and the one described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The spread of COVID-19 has been a material impact on domestic and global economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group, and the impact is expected to be continued to the consolidated annual financial statements in 2021.

Significant accounting estimates and assumptions applied in the preparation of the consolidated interim financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Group’s business, financial position and financial performance cannot presently determined.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.	Financial Instruments by Category

Financial instruments by category as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	3,088,946	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,088,946
Trade and other receivables[1]		5,853,396		—		539,652		—		6,393,048
Other financial assets		455,490		696,917		120,238		94,365		1,367,010

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	September 30, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	7,238,558	~~W~~	—	~~W~~	—	~~W~~	7,238,558
Borrowings		8,396,108		—		—		8,396,108
Other financial liabilities		154,727		220,892		10,645		386,264

(in millions of Korean won)	December 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,634,624	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,634,624
Trade and other receivables[1]		4,976,423		—		1,118,619		—		6,095,042
Other financial assets		671,068		809,919		258,516		7,684		1,747,187

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	December 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	7,017,639	~~W~~	—	~~W~~	—	~~W~~	7,017,639
Borrowings		7,316,298		—		—		7,316,298
Other financial liabilities		132,558		2,682		127,929		263,169

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

5.	Trade and Other Receivables

Trade and other receivables as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,678,544	~~W~~	(335,924)	~~W~~	(7,665)	~~W~~	3,334,955
Other receivables		2,202,134		(95,799)		(2,656)		2,103,679

	~~W~~	5,880,678	~~W~~	(431,723)	~~W~~	(10,321)	~~W~~	5,438,634

Non-current assets
Trade receivables		583,163		(3,018)		(18,288)		561,857
Other receivables		586,962		(104,987)		(14,837)		467,138

	~~W~~	1,170,125	~~W~~	(108,005)	~~W~~	(33,125)	~~W~~	1,028,995

(in millions of Korean won)	December 31, 2020
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,388,099	~~W~~	(322,992)	~~W~~	(8,977)	~~W~~	3,056,130
Other receivables		1,948,108		(101,619)		(148)		1,846,341

	~~W~~	5,336,207	~~W~~	(424,611)	~~W~~	(9,125)	~~W~~	4,902,471

Non-current assets
Trade receivables	~~W~~	892,992	~~W~~	(4,323)	~~W~~	(34,716)	~~W~~	853,953
Other receivables		513,926		(102,985)		(14,125)		396,816

	~~W~~	1,406,918	~~W~~	(107,308)	~~W~~	(48,841)	~~W~~	1,250,769

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of other receivables as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Loans	~~W~~	104,063	~~W~~	116,082
Receivables [1]		1,911,599		1,699,608
Accrued income		17,430		6,901
Refundable deposits		348,998		350,180
Loans receivable		245,760		150,527
Finance lease receivables		81,743		64,047
Others		62,010		60,416
Less: Provision for impairment		(200,786)		(204,604)

	~~W~~ 2,570,817		~~W~~ 2,243,157

[1]	As of September 30, 2021, the settlement receivables of BC Card Co., Ltd. of ~~W~~1,187,568 million (December 31, 2020: ~~W~~986,384 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at September 30, 2021.

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Other financial assets
Financial assets at amortized cost [1]	~~W~~	455,490	~~W~~	671,068
Financial assets at fair value through profit or loss [1,2]		696,917		809,919
Financial assets at fair value through other comprehensive income [1]		120,238		258,516
Derivatives used for hedging		94,365		7,684
Less: Non-current		(518,592)		(544,347)

Current	~~W~~	848,418	~~W~~	1,202,840

Other financial liabilities
Financial liabilities at amortized cost	~~W~~	154,727	~~W~~	132,558
Financial liabilities at fair value through profit or loss		220,892		2,682
Derivatives used for hedging		10,645		127,929
Less: Non-current		(375,793)		(260,676)

Current	~~W~~	10,471	~~W~~	2,493

[1]

As at September 30, 2021, the Group’s other financial assets amounting to ~~W~~111,874 million (December 31, 2020: ~~W~~104,442 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at September 30, 2021, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to ~~W~~306,073 million (December 31, 2020: ~~W~~509,068 million) are included in other financial assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of financial assets at fair value through profit or loss as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	27,521	~~W~~	46,449
Equity instruments (Unlisted)		50,490		83,017
Debt securities		618,233		680,453
Derivative held for trading		673		—

	696,917		809,919
Less: Non-current		(329,576)		(276,109)

Current	~~W~~	367,341	~~W~~	533,810

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at September 30, 2021.

Investment in Korea Software Financial Cooperative amounting to ~~W~~5,417 million is provided as collateral.

Details of financial assets at fair value through other comprehensive income as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	21,824	~~W~~	6,216
Equity instruments (Unlisted)		92,092		245,730
Debt securities		6,322		6,570

	120,238		258,516
Less: Non-current		(120,238)		(258,516)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

During the period ended September 30, 2021, the Group sold all of Mastercard Inc. shares. The fair value of the shares sold is ~~W~~206,840 million, and the cumulative amount recognized in comprehensive income after tax is ~~W~~76,296 million. Of these, ~~W~~53,052 million is reclassified as retained earnings attributable to owners of the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of valuation of derivatives used for hedging as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021				December 31, 2020
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	237	~~W~~	—	~~W~~	1,078
Currency swap [2]		93,541		10,408		7,684		126,189
Currency forwards [3]		824		—		—		662

		94,365		10,645		7,684		127,929
Less: Non-current		(60,426)		(180)		(2,111)		(126,408)

Current	~~W~~	33,939	~~W~~	10,465	~~W~~	5,573	~~W~~	1,521

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the nine-month periods ended September 30, 2021 and 2020, are as follows:

	2021						2020
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	1	~~W~~	—	~~W~~	—	~~W~~	(1,204)
Currency swap		200,935		10		190,001		59,398		17,153		55,796
Currency forwards		961		—		—		1,522		—		—

	~~W~~	201,896	~~W~~	10	~~W~~	190,002	~~W~~	60,920	~~W~~	17,153	~~W~~	54,592

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~11,558 million for the period ended September 30, 2021 (nine-month period ended September 30, 2020: valuation gain of ~~W~~3,192 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of financial liabilities at fair value through profit or loss at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Financial liabilities at fair value through profit or loss
Redeemable Convertible Preferred Stock	~~W~~	18,965	~~W~~	—
Drag-Along Right [1]		198,467		—
Others		3,460		2,682

	~~W~~ 220,892		~~W~~ 2,682

[1]

The Group granted the Drag Along Right to the financial investors, who are participating in capital increase with consideration of K Bank Inc. for the nine-month period ended September 30, 2021. According to the Drag-Along Right, if K Bank inc. fails to list their stock on the public market upon the agreed terms since the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to sell. If financial investors exercise the Drag-Along Right, the Group must exercise the right to sell or guarantee the return to the financial investors upon the agreed terms.

The valuation gain and loss on financial liabilities at fair value through profit or loss for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Drag-Along Right	~~W~~	6,856	~~W~~	—	~~W~~	—	~~W~~	—
Others		3,455		—		39		4

	~~W~~	10,311	~~W~~	—	~~W~~	39	~~W~~	4

7.	Inventories

Inventories as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021						December 31, 2020
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	458,580	~~W~~	(93,167)	~~W~~	365,413	~~W~~	650,856	~~W~~	(133,224)	~~W~~	517,632
Others		41,225		—		41,225		17,004		—		17,004

	~~W~~	499,805	~~W~~	(93,167)	~~W~~	406,638	~~W~~	667,860	~~W~~	(133,224)	~~W~~	534,636

Cost of inventories recognized as expenses for the nine-month period ended September 30, 2021, amounts to ~~W~~2,673,172 million (nine-month period ended September 30, 2020: ~~W~~2,672,684 million) and recovery of valuation loss on inventory amounts to ~~W~~40,057 million for the nine-month period ended September 30, 2021 (nine-month period ended September 30, 2020: recovery of valuation loss of ~~W~~ 34,873 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

8.	Other Assets and Liabilities

Other assets and liabilities as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Other assets
Advance payments	~~W~~	164,440	~~W~~	168,302
Prepaid expenses		141,900		66,578
Contract cost [1]		1,764,248		1,804,948
Contract assets [1]		713,618		586,438
Others		68,344		18,747
Less: Non-current		(746,250)		(768,661)

Current	~~W~~	2,106,300	~~W~~	1,876,352

Other liabilities
Advances received [1]	~~W~~	270,522	~~W~~	328,491
Withholdings		122,304		105,415
Unearned revenue [1]		37,514		29,593
Lease liabilities		1,168,541		1,143,640
Contract liabilities [1]		314,070		384,133
Others		23,853		21,597
Less: Non-current		(913,180)		(909,570)

Current	~~W~~	1,023,624	~~W~~	1,103,299

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 20).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

9.	Assets Held for Sale

During the third quarter, the consolidated company decided to sell some real estate and other assets and classified them as assets held for sale. The specific details of assets held for sale are as follows.

(in millions of Korean won)	2021
Land	~~W~~	172
Building		938
Others		88

Total	~~W~~	1,198

The price of sale was expected to exceed the carrying amount of net assts, and as a result, no impairment was recognized for the segment classified as held for sale.

10.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	14,206,119	~~W~~	13,785,299
Acquisition and capital expenditure		1,745,816		1,967,668
Disposal and termination		(65,211)		(53,317)
Depreciation		(1,942,202)		(1,924,755)
Transfer to investment property		(48,735)		(1,881)
Scope change		111,370		913
Others		(87,638)		(386)

Ending, net	~~W~~	13,919,519	~~W~~	13,773,541

Details of property and equipment provided as collateral as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,482	~~W~~	15,587	Borrowings	~~W~~	3,073	Industrial Bank of Korea/Korea Development Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	December 31, 2020
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,644	~~W~~	15,502	Borrowings	~~W~~	3,072	Industrial Bank of Korea/Korea Development Bank
		4,142		249	Deposits		249	K Bank Inc.

Changes in investment properties for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	1,368,453	~~W~~	1,387,430
Acquisition		329,237		22,860
Disposal		(1,907)		(654)
Depreciation		(38,350)		(48,795)
Transfer from (to) property and equipment		48,735		1,881
Scope change		7,087		—
Others		(21,973)		(11,244)

Ending, net	~~W~~	1,691,282	~~W~~	1,351,478

As at September 30, 2021, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 70,433 million for one year or less, ~~W~~ 135,527 million more than one year and less than five years, ~~W~~ 89,826 million over five years, and ~~W~~ 295,786 million in total.

Details of investment properties provided as collateral as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	799,167	~~W~~	66,288	Deposits	~~W~~	57,696
Land and Buildings		2,796		3,513	Borrowings		2,927

(in millions of Korean won)	December 31, 2020
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	790,414	~~W~~	62,968	Deposits	~~W~~	56,247
Land and Buildings		2,861		3,434	Borrowings		2,928

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Changes in intangible assets for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	2,161,258	~~W~~	2,834,037
Acquisition and capital expenditure		767,449		161,859
Disposal and termination		(12,676)		(13,259)
Amortization		(445,341)		(473,693)
Scope change		599,556		3,621
Others		12,285		4,855

Ending, net	~~W~~	3,082,531	~~W~~	2,517,420

The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ~~W~~ 219,565 million as at September 30, 2021 (December 31, 2020: ~~W~~ 221,099 million).

In April 2021, the Group was reassigned with a portion of the 1.8GHz and 900MHz bands in accordance with Article 11 of the Radio Waves Act (frequency allocation based on consideration). The payment for the frequency use right is ~~W~~ 547,800 million and ~~W~~ 141,300 million for the 1.8GHz and 900MHz bands, respectively. The Group paid a portion of the consideration paid in a lump sum in September 2021, and plans to pay the remainder in installments every year for the next five years.

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at September 30, 2021, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Operating Segment	Cash-Generating Unit	Amount
ICT	Mobile services[1]	~~W~~	65,057
Finance	BC Card Co., Ltd.[1]		41,234
Satellite TV	HCN Co., Ltd		275,265
Others	GENIE Music Corporation[1]		50,214
	MILLIE Co., Ltd.		45,434
	PlayD Co., Ltd.[1]		42,745
	KT Telecop Co., Ltd. [1]		15,418
	Epsilon Global Communications PTE. Ltd.		158,654
	MEDIA GENIE Co., Ltd.		13,782
	KT MOS Bukbu Co., Ltd. and others		15,550

		~~W~~	723,353

[1]

The recoverable amounts of telecom wireless business, BC Card Co., Ltd. and KT Telecop Co., Ltd. are calculated based on value-in use calculations. The recoverable amounts of GENIE Music Corporation and PlayD Co., Ltd. are calculated based on fair value less costs to sell. These calculations use pre-tax cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the period of financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risks of related operating segments are reflected in the discount rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

11.	Investments in Associates and Joint Ventures

Details of associates as at September 30, 2021 and December 31, 2020, are as follows:

	Percentage of ownership (%)		Location	Closing month
	September 30, 2021	December 31, 2020
KIF Investment Fund	33.3%	33.3%	Korea	December 31
KT-IBKC Future Investment Fund 1 [1]	50.0%	50.0%	Korea	December 31
K Bank Inc.	33.7%	34.0%	Korea	December 31
Hyundai Robotics Co., Ltd. [2]	10.0%	10.0%	Korea	December 31
IGIS Professional investors Private Investment Real Estate Investment LLC No 395	35.3%	35.3%	Korea	December 31

[1]

At the end of the reporting period, although the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, cannot participate in determining the operating and financial policies.

[2]

At the end of the reporting period, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2021 and 2020, are as follows:

	2021
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	170,155	~~W~~	—	~~W~~	6,660	~~W~~	(7,194)	~~W~~	169,621
KT-IBKC Future Investment Fund 1		16,190		(5,700)		1,631		—		12,121
K Bank Inc.		208,272		424,957		1,703		193,917		828,849
Hyundai Robotics Co., Ltd.		50,936		—		(392)		169		50,713
IGIS Professional investors Private Investment Real Estate Investment LLC No 395		17,786		—		(338)		—		17,448
Others		94,542		32,352		88,777		(41,709)		173,962

	~~W~~	557,881	~~W~~	451,609	~~W~~	98,041	~~W~~	145,183	~~W~~	1,252,714

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

	2020
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	163,975	~~W~~	—	~~W~~	6,283	~~W~~	(11,745)	~~W~~	158,513
KT-IBKC Future Investment Fund 1		14,100		—		1,400		—		15,500
KT-CKP New Media Investment Fund		134		(134)		—		—		—
K Bank Inc.		45,158		195,011		(17,828)		(1,629)		220,712
Hyundai Robotics Co., Ltd.		—		50,000		101		176		50,277
Others [1]		44,293		10,400		6,799		(8,518)		52,974

	~~W~~	267,660	~~W~~	255,277	~~W~~	(3,245)	~~W~~	(21,716)	~~W~~	497,976

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit (loss) from associates and joint ventures as operating revenue and expense. These include its share in net loss from associates and joint ventures of ~~W~~ 153 million (nine-month period ended September 30, 2020: net profit of ~~W~~ 187 million) recognized as operating revenue and expense during the period.

Summarized financial information of associates and joint ventures as at September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	September 30, 2021
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	508,862	~~W~~	—	~~W~~	—	~~W~~	19,979
KT-IBKC Future Investment Fund 1		24,243		—		4,614		3,263
K Bank Inc.		14,343,610		12,561,007		190,153		8,446
Hyundai Robotics Co., Ltd.		417,829		118,487		146,362		(3,921)
IGIS Professional investors Private Investment Real Estate Investment LLC No 395		115,628		66,192		—		(235)

(in millions of Korean won)	December 31, 2020				September 30, 2020
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	510,464	~~W~~	—	~~W~~	—	~~W~~	18,852
KT-IBKC Future Investment Fund 1		32,379		—		4,499		2,801
K Bank Inc		4,329,813		3,840,993		52,686		(70,324)
Hyundai Robotics Co., Ltd.		441,505		139,939		56,683		1,008
IGIS Professional investors Private Investment Real Estate Investment LLC No 395		116,853		66,459		—		—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Due to the discontinuance of equity method accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 708 million for the nine-month period ended September 30, 2021 (nine-month period ended September 30, 2020: loss of ~~W~~ 595 million). The accumulated comprehensive loss of associates and joint ventures as at September 30, 2021, which was not recognized by the Group, is ~~W~~ 8,935 million (December 31, 2020: ~~W~~ 8,228 million).

12.	Trade and Other Payables

Details of trade and other payables as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Current liabilities
Trade payables	~~W~~	1,309,655	~~W~~	1,239,717
Other payables		4,846,189		4,970,382

	~~W~~	6,155,844	~~W~~	6,210,099

Non-current liabilities
Trade payables	~~W~~	1,473	~~W~~	1,528
Other payables[1]		1,081,241		806,012

	~~W~~	1,082,714	~~W~~	807,540

[1]	As at September 30, 2021, other payables include residual considerations related to new frequency acquisitions (Note 10).

Details of other payables as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Non-trade payables [1]	~~W~~	3,710,366	~~W~~	3,841,227
Accrued expenses		1,225,239		933,978
Operating deposits		780,146		803,904
Others		211,679		197,285
Less: Non-current		(1,081,241)		(806,012)

Current	~~W~~	4,846,189	~~W~~	4,970,382

[1]

Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~ 1,270,843 million related to credit card transactions are included as at September 30, 2021 (December 31, 2020: ~~W~~ 1,007,171 million)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

13.	Borrowings

Details of borrowings as at September 30, 2021 and December 31, 2020, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			September 30, 2021		December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	118,490	USD 100,000	~~W~~	108,800
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000	473,960	USD 400,000		435,200
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000	473,960	USD 400,000		435,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000	118,490	USD 100,000		108,800
MTNP notes	Jul. 6, 2021	—	—	—	JPY 16,000,000		168,682
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000	313,221	JPY 29,600,000		312,061
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000	4,233	JPY 400,000		4,217
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000	473,960	USD 400,000		435,200
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000	414,715	USD 350,000		380,800
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD 284,000	247,117	SGD 284,000		233,510
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000	355,470	—		—
The 180-2nd Public bond	Apr. 26, 2021	—	—	—	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	—	—	—	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—	100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—	90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—	160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—	190,000	—		190,000
The 184-3rd Public bond	Apr. 11, 2033	3.170%	—	100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—	110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—	100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—	170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—	100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—	240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—	50,000	—		50,000
The 189-2nd Public bond	Jan. 28, 2021	—	—	—	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—	100,000	—		100,000
The 189-4rd Public bond	Jan. 28, 2036	2.351%	—	70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	—	—	—	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—	150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—	170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—	70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%	—	220,000	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—	80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—	110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—	90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—	340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—	100,000	—		100,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won and foreign currencies in thousands)			September 30, 2021			December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		—
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		—
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		—
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		—
The 195-1st Public bond	Jun. 10, 2024	1.387%	—		180,000	—		—
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		—
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		—
The 148th MTN	Jun. 23, 2023	1.513%	—		100,000	—		100,000
The 149-1st MTN	Mar. 08, 2024	1.440%	—		70,000	—		—
The 149-2nd MTN	Mar. 10, 2026	1.756%	—		30,000	—		—
The 150-1st MTN	Apr. 7, 2023	1.154%	—		20,000	—		—
The 150-2nd MTN	Apr. 8, 2024	1.462%	—		30,000	—		—
The 151-1st MTN	May. 12, 2023	1.191%	—		10,000	—		—
The 151-2nd MTN	May. 14, 2024	1.432%	—		40,000	—		—
The 152-1st MTN	Aug. 30, 2024	1.813%	—		80,000	—		—
The 152-2nd MTN	Aug. 28, 2026	1.982%	—		20,000	—		—
The 18-1st MTN	Jul. 2, 2024	1.844%	—		100,000	—		—
The 18-2nd MTN	Jul. 2, 2026	2.224%	—		50,000	—		—

Subtotal					7,613,616			6,962,470
Less: Current portion					(1,195,475)			(1,228,283)
Discount on bonds					(23,735)			(19,847)

Total				~~W~~	6,394,406		~~W~~	5,714,340

[1]

As at September 30, 2021, the Group has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]	The Libor (3M) and SOR (6M) is approximately 0.130% and 0.229% as at September 30, 2021.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual Interest Rate	September 30, 2021		December 31, 2020
The 1st CB(Private) [1,2]	Jun. 5, 2020	Jun. 5, 2025	0.000%	~~W~~	8,000	~~W~~	8,000
Redemption premium					2,267		2,267
Bond discount issuance					(4,042)		(4,644)

Subtotal					6,225		5,623
Current portion					—		—

Total				~~W~~	6,225	~~W~~	5,623

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~ May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.

Short-term borrowings

(in millions of Korean won)			September 30, 2021		December 31, 2020
Type	Financial institution	Annual interest rates
Operational	NongHyup Bank	2.060%	~~W~~	11,032	~~W~~	40,189
	Shinhan Bank	2.740%		4,000		—
	Shinhan Bank	—		—		22,500
	Shinhan Bank	—		—		10,000
	Woori Bank	—		—		1,900
	Woori Bank	CD(3M) + 1.900%~1.970%		20,000		—
	Korea Development Bank	1.890%~3.680%		26,000		10,000
	Industrial Bank of Korea	2.550%		6,000		200
	Hana Bank	—		—		11,000
	Hana Bank	1.020%~2.530%		6,455		—
	KB Securities Co., Ltd	0.890%~1.380%		111,000		—
	Kiwoom Securities Co., Ltd	1.380%		23,000		—
	NH Investment & Securities Co., Ltd	0.890%~1.380%		83,000		—
	Korea Investment & Securiies Co., Ltd	1.240%		10,000		—
	Shinhan Investment Corp.	1.240%~1.380%		43,000		—
	HSBC	2.075%		16,589		—

			~~W~~	360,076	~~W~~	95,789

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			September 30, 2021			December 31, 2020
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.000%	—	~~W~~	2,467	—	~~W~~	2,961
Industrial Bank of Korea	General loans	—	—		—	—		6,000
CA-CIB	Long-term CP	1.260%	—		100,000	—		100,000
Shinhan Bank	General loans	3.230%	USD 7,002		8,297	—		—
	General loans	—	—		—	—		5,000
	General loans	1.900%	USD 4,470		5,297	—		—
	General loans	2.630%	USD 20,000		23,698	—		—
	General loans [2]	LIBOR(3M)+1.650%	USD 8,910		10,557	USD 8,910		9,694
	General loans [2]	LIBOR(3M)+2.130%	USD 25,000		29,623	USD 25,000		27,200
	General loans [2]	LIBOR(3M)+1.847%	USD 13,000		15,404	—		—
	Facility loans [2]	LIBOR(3M)+1.340%	USD 25,918		30,710	USD 25,918		28,199
NongHyup Bank	PF loans	1.852%	—		117,500	—		—
	Facility loans	2.000%	—		36	—		54
Korea Development Bank	General loans	—	—		—	—		30,000
	General loans	—	—		—	—		10,000
	General loans	3.000%	—		30,000	—		—
	General loans	1.920%	—		9,000	—		—
Woori Bank	General loans	3.320%	—		15,000	—		—
	PF loans	2.480%	—		14,069	—		—
	PF loans	2.000%	—		5,113	—		—
Kookmin Bank and others[2]	Facility loans[2]	LIBOR(3M)+1.850%	USD 19,542		23,155	USD 48,855		53,155

Subtotal					439,926			272,263
Less: Current portion					(32,673)			(94,042)

				~~W~~	407,253		~~W~~	178,221

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR(3M) is approximately 0.130% as at September 30, 2021.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at September 30, 2021, is as follows:

(in millions of Korean won)	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub-total		In local currency		In foreign currency		Sub-total
Oct. 1, 2021~ Sep. 30, 2022	~~W~~	410,000	~~W~~	787,181	~~W~~	1,197,181	~~W~~	353,005	~~W~~	39,744	~~W~~	392,749	~~W~~	1,589,929
Oct. 1, 2022~ Sep. 30, 2023		960,000		365,607		1,325,607		233,006		86,294		319,300		1,644,907
Oct. 1, 2023~ Sep. 30, 2024		990,000		4,233		994,233		35,494		13,593		49,087		1,043,319
Oct. 1, 2024~ Sep. 30, 2025		410,000		888,675		1,298,675		5,494		—		5,493		1,304,168
After Oct. 1, 2025		1,858,000		947,920		2,805,920		9,675		23,698		33,373		2,839,293

	~~W~~	4,628,000	~~W~~	2,993,616	~~W~~	7,621,616	~~W~~	636,673	~~W~~	163,329	~~W~~	800,002	~~W~~	8,421,618

14.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	76,500	~~W~~	105,767	~~W~~	69,925	~~W~~	252,192
Increase (transfer)		1,509		8,556		14,457		24,522
Usage		(2,590)		(2,487)		(1,802)		(6,879)
Reversal		—		(1,299)		(14,073)		(15,372)
Change in consolidation scope		—		(586)		438		(148)

Ending balance	~~W~~	75,419	~~W~~	109,951	~~W~~	68,945	~~W~~	254,315

Current	~~W~~	75,419	~~W~~	28,148	~~W~~	64,413	~~W~~	167,980
Non-current		—		81,803		4,532		86,335

(in millions of Korean won)	2020
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,241	~~W~~	113,289	~~W~~	76,631	~~W~~	254,161
Increase (transfer)		1,683		(1,294)		26,710		27,099
Usage		(1,769)		(1,849)		(5,939)		(9,557)
Reversal		(60)		(652)		(20,645)		(21,357)
Change in consolidation scope		7		227		54,161		54,395

Ending balance	~~W~~	64,102	~~W~~	109,721	~~W~~	130,918	~~W~~	304,741

Current	~~W~~	64,102	~~W~~	19,628	~~W~~	97,047	~~W~~	180,777
Non-current		—		90,093		33,871		123,964

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at September 30, 2021 and December 31, 2020, are determined as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	2,647,581	~~W~~	2,556,712
Fair value of plan assets		(2,143,749)		(2,189,375)

Liabilities	~~W~~	503,832	~~W~~	378,087

Assets	~~W~~	—	~~W~~	10,750

Changes in the defined benefit obligations for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	2,556,712	~~W~~	2,427,351
Current service cost		186,130		185,391
Interest expense		32,516		32,720
Past service cost		—		1,353
Benefits paid		(136,273)		(155,070)
Remeasurements		(16,312)		2,652
Change in consolidation scope		24,130		9,415
Others		678		1,692

Ending	~~W~~	2,647,581	~~W~~	2,505,504

Changes in the fair value of plan assets for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	2,189,375	~~W~~	2,069,710
Interest income		28,673		28,112
Remeasurements on plan assets		547		3,233
Employer contributions		16,362		13,774
Benefits paid		(112,281)		(139,108)
Change in consolidation scope		19,638		8,264
Others		1,435		(1,517)

Ending	~~W~~	2,143,749	~~W~~	1,982,468

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Amounts recognized in the consolidated statement of profit or loss for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Current service cost	~~W~~	186,130	~~W~~	185,391
Net interest cost		3,843		4,608
Past service cost		—		1,353
Account transfers		(11,424)		(12,308)

Total expenses	~~W~~	178,549	~~W~~	179,044

16.	Commitments and Contingencies

As at September 30, 2021, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,442,600	4,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,467
Insurance for Economic Cooperation project	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	411,135	24,017
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	275
Loans for working capital	Korea Development Bank and others	KRW	200,426	132,426
	Shinhan Bank	USD	258,300	65,842
Facility loans	Shinhan Bank and others	KRW	209,123	19,219
Derivatives transaction limit	Korea Development Bank	KRW	100,000	8,043
	Woori Bank and others	USD	69,054	21,210

		KRW	2,454,224	192,179
Total		USD	327,354	87,052

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

As at September 30, 2021, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	153,914
	Hana Bank	USD	1,200
Guarantee for payment in foreign currency	Kookmin Bank and others	USD	31,484
Guarantee for payment in Korean currency	Shinhan Bank	KRW	48,159
Refund guarantee for advances received	Korea Development Bank and others	USD	8,536
Comprehensive credit line	Hana Bank	KRW	44,100
		USD	8,700
Bid guarantee	Hana Bank and others	USD	688,380
Bid guarantee	Korea Software Financial Cooperative and others	KRW	50,028
Performance guarantee / warranty guarantee		KRW	465,627
Guarantee for advance payments / others		KRW	187,698
Warranty guarantee	Seoul Guarantee Insurance	KRW	753
Performance guarantee		KRW	8,655
Guarantees for licensing		KRW	5,914
Guarantees for depositions		KRW	2,709
Merchant business guarantee insurance		KRW	237
Construction fund guarantee insurance		KRW	14,464

Total		KRW	982,258
		USD	738,300

As at September 30, 2021, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	1,091	Jan. 7, 2021 ~Jan. 8, 2025
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	SPP Inc.	Suhyup Bank	3,250	691	Feb. 17, 2014 ~Feb. 16, 2024
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	Korea Cell Inc.	Suhyup Bank	3,250	681	Feb. 17, 2014 ~Feb. 16, 2024
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	San-Ya Agricultural Association Corporation	Suhyup Bank	3,250	691	Feb. 17, 2014 ~Feb. 16, 2024
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Cash payers	Cash payers	860	—	Jul. 21, 2021 ~ Apr. 15, 2022
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Mobile Voucher amount	NongHyup Agribusiness Group Inc.	30,000	10,700	Jan. 16, 2021 ~ Jan. 14, 2022
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Mobile Voucher amount	Emart Co., Ltd and others	20,000	18,000	Jun. 19, 2021 ~ Jun. 17, 2022
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	5,654	1,310	—

[1]	Depending on the reimbursement of principal debtor, KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.), a subsidiary of the Group, is subject to payment.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at September 30, 2021, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 733 million.

For the nine-month period ended September 30, 2021, the Controlling Company entered into agreements with Securitization Specialty Companies (2021: Giga LTE Fifty fifth to Fifty ninth Securitization Specialty Co., Ltd., 2020: Giga LTE Forty ninth to Fifty fourth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also entered into asset management agreements with each securitization specialty company and in accordance with the agreements the Group shall receive asset management fees upon liquidation of the securitization specialty company.

As at September 30, 2021, the Group is a defendant in 244 lawsuits with the total claimed amount of ~~W~~ 203,734 million (2020: ~~W~~ 110,409 million). As at September 30, 2021, litigation provisions of ~~W~~ 75,419 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the cases cannot be estimated as at the end of the reporting period.

According to financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. Such covenants also contain restrictions on the provision of additional collateral and disposal of certain assets.

As at September 30,2021, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at September 30, 2021, the contracted amount of property and equipment acquisition agreements made but not yet recognized amounts to ~~W~~ 752,954 million (December 31, 2020: ~~W~~ 596,983 million).

As at September 30, 2021, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in K Bank Inc. capital increase with consideration (Note 6).

During the nine-month period ended September 30, 2021, the Group entered into an agreement with the seller, who participated in the acquisition of shares in MILLE Co., Ltd.. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the seller may exercise Tag-Along Right, Drag-Along Right and Put Option for the ordinary and redeemable convertible preferred stock.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

During the nine-month period ended September 30, 2021, the Group entered into an agreement with financial investors, who participated in the acquisition of shares in Epsilon Global Communications PTE. Ltd.. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right and Drag-Along for the convertible preferred stock.

17.	Leases

Set out below is information for leases when the Group is a lessee. Information when the Group is a lessor is described in Note 10.

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	September 30, 2021		December 31, 2020
Right-of-use assets
Property and buildings	~~W~~	1,103,639	~~W~~	1,073,207
Machinery and track facilities		66,360		42,127
Others		85,401		101,845

	~~W~~	1,255,400	~~W~~	1,217,179

Investment property (buildings)	~~W~~	489	~~W~~	19,456

(in millions of Korean won)	September 30, 2021		December 31, 2020
Lease liabilities[1]
Current	~~W~~	345,791	~~W~~	345,224
Non-current		822,750		798,416

	~~W~~	1,168,541	~~W~~	1,143,640

[1]	Included in the line items other current liabilities and other non-current liabilities in the consolidated statement of financial position (Note 8).

For the nine-month periods ended September 30, 2021 and 2020, increase of right-of-use assets was ~~W~~ 319,937 million and ~~W~~ 341,658 million, respectively.

The consolidated statement of profit or loss relating to leases for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	September 30, 2021		September 30, 2020
Depreciation of right-of-use assets
Property and buildings	~~W~~	226,385	~~W~~	219,210
Machinery and track facilities		32,538		46,320
Others		39,611		41,681

	~~W~~	298,534	~~W~~	307,211

Depreciation of investment properties	~~W~~	1,842	~~W~~	14,753
Interest expense relating to lease liabilities		25,745		33,110
Expenses relating to short-term leases		7,106		7,516
Expenses relating to leases of low-value assets that are not short-term leases		18,514		19,393
Expenses relating to variable lease payments not included in lease liabilities		9,076		6,280

Total cash outflow from leases was ~~W~~ 304,347 million and ~~W~~ 371,392 million during the nine-month period ended September 30, 2021 and 2020, respectively.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

18.	Retained Earnings

Details of retained earnings as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		7,388,118		6,721,809

Total	~~W~~	12,821,729	~~W~~	12,155,420

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

19.	Other Components of Equity

The Group’s other components of equity as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Treasury stock	~~W~~	(1,066,958)	~~W~~	(882,224)
Gain or Loss on disposal of treasury stock		605		(17,579)
Share-based payments		46,635		5,901
Equity transactions within consolidated entities[1]		(331,425)		(340,882)

Total	~~W~~	(1,351,143)	~~W~~	(1,234,784)

[1]	Includes profit or loss from transactions with non-controlling interests and investment differences from changes in equity ratios of subsidiaries.

As at September 30, 2021 and December 31, 2020, the details of treasury stock are as follows:

	September 30, 2021		December 31, 2020
Number of shares		26,735,994		19,269,678
Amount (in millions of Korean won)	~~W~~	1,066,958	~~W~~	882,224

Treasury stock is expected to be used as stock compensation for the Group’s directors, employees and other purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

20.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss for the three and nine-month periods ended September 30, 2021 and 2020:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Revenue from contracts with customers	~~W~~	6,168,941	~~W~~	18,136,938	~~W~~	5,949,165	~~W~~	17,558,570
Revenue from other sources		48,441		137,482		52,033		150,847

Total	~~W~~	6,217,382	~~W~~	18,274,420	~~W~~	6,001,198	~~W~~	17,709,417

Operating revenues for the three and nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Services provided	~~W~~	5,306,339	~~W~~	15,726,339	~~W~~	5,165,418	~~W~~	15,297,365
Sales of goods		911,043		2,548,081		835,780		2,412,052

Total	~~W~~	6,217,382	~~W~~	18,274,420	~~W~~	6,001,198	~~W~~	17,709,417

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

The contract assets and liabilities recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Contract assets [1]	~~W~~	818,774	~~W~~	672,672

Contract liabilities [1]		327,881		413,707

Deferred revenue [2]		88,157		89,694

[1]

The Group recognized contract assets of ~~W~~ 105,156 million and contract liabilities of ~~W~~ 13,811 million for long-term construction contracts as at September 30, 2021 (2020: contract assets of ~~W~~ 86,234 million and contract liabilities of ~~W~~ 29,574 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Incremental costs of contract establishment	~~W~~	1,676,794	~~W~~	1,726,191

Costs of Contract performance		87,454		78,757

The Group recognized ~~W~~1,386,617 million of operating expenses for the nine-month period ended September 30, 2021(nine-month period ended September 30, 2020: ~~W~~1,352,217 million) which relate to contract cost assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

For the three and nine-month periods ended September 30, 2021 and 2020, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	60,148	~~W~~	231,148	~~W~~	58,130	~~W~~	205,114
Deferred revenue of joining/instalment fees		9,771		33,276		10,681		33,409

Total	~~W~~	69,919	~~W~~	264,424	~~W~~	68,811	~~W~~	238,523

21.	Operating Expenses

Operating expenses for the three and nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Salaries and wages	~~W~~	1,089,964	~~W~~	3,139,734	~~W~~	1,082,289	~~W~~	3,069,887
Depreciation		652,429		1,952,106		651,660		1,950,561
Depreciation of right-of-use assets		99,374		298,534		100,525		307,211
Amortization of intangible assets		143,347		442,936		153,116		471,113
Commissions		292,435		806,227		250,546		730,582
Interconnection charges		122,620		369,460		133,364		399,012
International interconnection fees		47,392		147,863		45,617		135,707
Purchase of inventories		874,536		2,505,117		1,106,659		2,824,199
Changes of inventories		67,463		127,998		(211,312)		(186,388)
Sales commissions		562,874		1,746,584		589,887		1,686,168
Service costs		556,895		1,584,899		543,452		1,517,318
Utilities		96,734		268,534		97,559		266,005
Taxes and dues		69,226		209,169		82,212		216,381
Rent		31,666		94,942		35,151		100,737
Insurance premiums		18,199		45,688		18,465		53,082
Installation fees		38,927		109,576		34,482		92,653
Advertising expenses		41,986		117,150		35,471		91,045
Research and development expenses		46,012		125,915		42,533		118,650
Card service costs		767,927		2,275,749		750,073		2,181,874
Others		214,980		603,808		165,404		661,232

Total	~~W~~	5,834,986	~~W~~	16,971,989	~~W~~	5,707,153	~~W~~	16,687,029

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of employee benefits for the three and nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Short-term employee benefits	~~W~~	965,854	~~W~~	2,856,389	~~W~~	977,586	~~W~~	2,807,252
Post-employment benefits (defined benefits)		58,981		178,549		59,940		179,044
Post-employment benefits (defined contributions)		16,810		48,032		16,853		44,977
Share-based payments		41,360		43,944		22,685		25,278
Others		6,959		12,820		5,225		13,336

Total	~~W~~	1,089,964	~~W~~	3,139,734	~~W~~	1,082,289	~~W~~	3,069,887

22.	Other Income and Other Expenses

Other income for the three and nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Gain on disposal of property and equipment	~~W~~	8,417	~~W~~	23,237	~~W~~	3,971	~~W~~	14,844
Gain on disposal of intangible assets		231		1,297		34		1,966
Gain on disposal of right-of-use assets		708		3,929		1,353		5,487
Compensation on property and equipment		31,185		105,024		38,968		112,749
Gain on government subsidies		18,663		28,047		3,155		9,883
Gain on disposal of investments in subsidiaries		17		244		—		—
Reversal of other allowance for bad debts		1		461		157		875
Others		19,018		49,784		74,820		90,318

Total	~~W~~	78,240	~~W~~	212,023	~~W~~	122,458	~~W~~	236,122

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Other expenses for the three and nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Loss on disposal of property, equipment and investment properties	~~W~~	10,563	~~W~~	44,043	~~W~~	15,192	~~W~~	51,627
Loss on disposal of intangible assets		3,427		3,813		1,640		2,540
Loss on disposal of right-of-use assets		946		10,955		483		6,421
Loss on disposal of investments in associates		6		6		91		124
Loss on disposal of investments in subsidiaries		3,217		11,046		—		—
Donations		2,028		5,548		2,978		16,289
Other allowance for bad debts		6,798		19,574		7,821		26,361
Others		55,550		103,866		71,575		133,435

Total	~~W~~	82,535	~~W~~	198,851	~~W~~	99,780	~~W~~	236,797

23.	Financial Income and Costs

Details of financial income for the three and nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Interest income	~~W~~	65,931	~~W~~	199,009	~~W~~	68,183	~~W~~	201,989
Gain on foreign currency transactions		10,994		16,368		2,675		11,402
Gain on foreign currency translation		(8,490)		10,357		6,771		14,500
Gain on disposal of derivatives		699		1,304		7,226		9,398
Gain on valuation of derivatives		127,483		212,207		(50,360)		60,959
Gain on settlement of financial instruments		10,443		21,780		136		287
Gain on valuation of financial instruments		(51)		643		506		1,408
Others		22,322		24,446		189		1,097

Total	~~W~~	229,331	~~W~~	486,114	~~W~~	35,326	~~W~~	301,040

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of financial costs for the three and nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Interest expenses	~~W~~	63,853	~~W~~	188,371	~~W~~	69,446	~~W~~	211,026
Loss on foreign currency transactions		4,791		9,259		10,792		18,696
Loss on foreign currency translation		124,384		209,578		(48,949)		72,618
Loss on disposal of derivatives		6,229		6,264		20		57
Loss on valuation of derivatives		(14,804)		10		10,076		17,157
Loss on disposal of trade receivables		3,049		10,426		1,312		6,040
Others		3,767		4,532		78		2,389

Total	~~W~~	191,269	~~W~~	428,440	~~W~~	42,775	~~W~~	327,983

24.	Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. As at September 30, 2021, the estimated average annual income tax rate used for the year ending December 31, 2021 is 29.65%.

25.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three and nine-month periods ended September 30, 2021 and 2020, are calculated as follows:

	2021				2020
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	310,278	~~W~~	950,675	~~W~~	203,288	~~W~~	590,314
Weighted average number of ordinary shares outstanding (in number of shares)		234,375,814		235,364,704		245,372,025		245,286,249
Basic earnings per share (in Korean won)	~~W~~	1,324	~~W~~	4,039	~~W~~	828	~~W~~	2,407

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible preferred stock, convertible bonds and other share-based payments.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Diluted earnings per share from operations for the three and nine-month periods ended September 30, 2021 and 2020, are calculated as follows:

	2021				2020
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	310,278	~~W~~	950,675	~~W~~	203,288	~~W~~	590,314
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(19)		(19)		—		—
Diluted profit attributable to ordinary shares (in millions of Korean won)		310,259		950,656		203,288		590,314
Number of dilutive potential ordinary shares outstanding (in number of shares)		365,247		205,406		99,815		119,290
Weighted average number of ordinary shares outstanding (in number of shares)		234,741,061		235,570,110		245,471,840		245,405,539
Diluted earnings per share (in Korean won)		1,322		4,036		828		2,405

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

26.	Cash Generated from Operations

Cash flows from operating activities for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
1. Profit for the period	~~W~~	1,035,009	~~W~~	666,200
2. Adjustments for:
Income tax expense		436,155		325,138
Interest income [1]		(217,978)		(217,072)
Interest expense [1]		191,532		211,926
Dividend income [2]		(25,447)		(2,697)
Depreciation		1,980,552		1,973,550
Amortization of intangible assets		445,341		473,693
Depreciation of right-of-use assets		298,534		307,211
Provisions for severance benefits (defined benefits)		189,973		191,352
Allowance for bad debts		77,216		92,598
Share of net profit or loss of associates and joint ventures		(97,888)		3,432
Loss on disposal of associates and joint ventures		6		124
Loss on disposal of subsidiaries		10,802		—
Loss on disposal of property, equipment and investment properties		20,806		36,783
Impairment loss on property and equipment		1,371		47,291
Loss on disposal of right-of-use assets		7,026		934
Loss on disposal of intangible assets		2,516		574
Impairment loss on intangible assets		1,775		1,023
Loss on foreign currency translation [3]		199,221		58,118
Gain on valuation of derivatives		(207,237)		(53,143)
Loss on disposal of financial assets at amortized cost		3		1
Loss (gain) on disposal of financial assets at fair value through profit or loss		(21,742)		428
Loss on valuation of financial assets at fair value [4] through profit or loss		18,996		419
Others		424		29,565
3. Changes in operating assets and liabilities
Increase in trade receivables		(2,013)		(123,877)
Increase in other receivables		(335,122)		(1,200,120)
Decrease (increase) in other current assets		(73,894)		58,039
Increase in other non-current assets		(95,676)		(76,538)
Decrease (increase) in inventories		185,890		(140,708)
Increase in trade payables		52,564		241,342
Increase in other payables		476,499		773,746
Increase (decrease) in other current liabilities		(50,850)		33,633
Increase (decrease) in other non-current liabilities		(23,334)		699
Increase in provisions		2,744		2,233
Increase in deferred revenue		3,216		66
Decrease in plan assets		161,016		117,281
Payment of severance benefits		(204,963)		(152,380)

4. Cash generated from operations (1+2+3)	~~W~~	4,443,043	~~W~~	3,680,864

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognize interest income and expense as operating revenue and expense, respectively, including interest income of ~~W~~ 18,969 million (nine-month period ended September 30, 2020: ~~W~~ 15,083 million) and interest expense of ~~W~~ 3,161 million (nine-month period ended September 30, 2020: ~~W~~ 899 million) that are recognized as operating revenue and expense, respectively, for the nine-month period ended September 30, 2021.

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue, including dividend income of ~~W~~ 1,139 million (nine-month period ended September 30, 2020: ~~W~~ 1,594 million) that is recognized as operating revenue for the nine-month period ended September 30, 2021.

[3]

BC Card Co., Ltd. and other subsidiaries of the Group recognize gains or losses on foreign currency translation as operating revenue and expenses, respectively, including losses on foreign currency translation of ~~W~~ 10 million that is recognized as operating expense for the nine-month period ended September 30, 2021 (there were no foreign currency translation gains or losses the nine-month period ended September 30, 2020).

[4]

KT Investment Co., Ltd. and other subsidiaries of the Group recognize gains or losses on valuation of financial assets measured at fair value through profit or loss as operating revenue and expenses, respectively, including a loss on valuation of financial assets measured at fair value through profit or loss of ~~W~~ 15,001 million that is recognized as operating expense for the nine-month period ended September 30, 2021 (nine-month period ended September 30, 2020: loss of ~~W~~ 1 million recognized in operating expense).

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Reclassification of the current portion of borrowings	~~W~~	965,160	~~W~~	1,039,503
Reclassification of construction-in-progress to property and equipment		1,728,860		1,364,518
Reclassification of other payables from property and equipment		(568,899)		(374,316)
Reclassification of other payables from intangible assets		196,431		(339,208)
Reclassification of other payables from defined net benefit liabilities		(3,593)		(126)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

27.	Changes in Liabilities Arising from Financing Activities

(in millions of Korean won)	Nine months ended September 30, 2021
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	7,316,298	~~W~~	854,949	~~W~~	46,340	~~W~~	202,776	~~W~~	—	~~W~~	(24,255)	~~W~~	8,396,108
Lease liabilities		1,143,640		(269,651)		296,710		3		47		(2,208)		1,168,541
Derivative liabilities		130,573		(1,421)		205,323		(1,581)		(12,350)		(107,978)		212,566
Derivative assets		(7,606)		216		—		(186,461)		(8,742)		108,228		(94,365)

Total	~~W~~	8,582,905	~~W~~	584,093	~~W~~	549,142	~~W~~	14,737	~~W~~	(21,045)	~~W~~	(26,982)	~~W~~	9,682,850

(in millions of Korean won)	Nine months ended September 30, 2020
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	7,298,867	~~W~~	494,205	~~W~~	15,639	~~W~~	35,031	~~W~~	—	~~W~~	7,175	~~W~~	7,850,917
Lease liabilities		1,211,351		(338,203)		334,540		4		31		(4,593)		1,203,130
Other financial liabilities		—		(13,674)		13,674		—		—		—		—
Derivative liabilities		20,096		(714)		2,588		3,210		13,670		(6,801)		32,049
Derivative assets		(58,576)		15,184		—		(50,391)		(21,243)		6,798		(108,228)

Total	~~W~~	8,471,738	~~W~~	156,798	~~W~~	366,441	~~W~~	(12,146)	~~W~~	(7,542)	~~W~~	2,579	~~W~~	8,977,868

28.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business and others
Satellite TV	Satellite TV business
Others	IT, facility security and global business, and others

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of operating revenues and profit by each segment for the three and nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Operating revenues				Operating profit				Depreciation and amortization [1]
	Three months		Nine months		Three months		Nine months		Three months		Nine months
ICT	~~W~~	4,664,705	~~W~~	13,717,959	~~W~~	259,127	~~W~~	976,291	~~W~~	801,954	~~W~~	2,417,823
Finance		966,790		2,847,521		48,451		123,974		13,890		41,864
Satellite TV		178,378		520,374		12,015		56,845		20,519		61,484
Others		1,579,627		4,363,609		81,287		170,877		84,535		252,263

		7,389,500		21,449,463		400,880		1,327,987		920,898		2,773,434
Elimination		(1,172,118)		(3,175,043)		(18,484)		(25,556)		(25,748)		(79,858)

Consolidated amount	~~W~~	6,217,382	~~W~~	18,274,420	~~W~~	382,396	~~W~~	1,302,431	~~W~~	895,150	~~W~~	2,693,576

(in millions of Korean won)	2020
	Operating revenues				Operating profit				Depreciation and amortization [1]
	Three months		Nine months		Three months		Nine months		Three months		Nine months
ICT	~~W~~	4,520,467	~~W~~	13,289,209	~~W~~	208,512	~~W~~	764,221	~~W~~	803,747	~~W~~	2,428,333
Finance		864,332		2,532,719		28,604		96,431		12,760		31,434
Satellite TV		176,610		522,194		13,579		63,912		20,624		63,629
Others		1,487,678		4,248,259		44,395		111,750		89,076		269,005

		7,049,087		20,592,381		295,090		1,036,314		926,207		2,792,401
Elimination		(1,047,889)		(2,882,964)		(1,045)		(13,926)		(20,906)		(63,516)

Consolidated amount	~~W~~	6,001,198	~~W~~	17,709,417	~~W~~	294,045	~~W~~	1,022,388	~~W~~	905,301	~~W~~	2,728,885

[1]	Sum of depreciation of property and equipment, investment properties, right-of-use assets and amortization of intangible assets.

Operating revenues for the three and nine-month periods ended September 30, 2021 and 2020, and non-current assets as at September 30, 2021 and December 31, 2020, by geographical region, are as follows:

(in millions of Korean won)	2021
	Operating revenues				Non-current assets[1]
	Three months		Nine months		September 30, 2021
Domestic	~~W~~	6,197,750	~~W~~	18,216,824	~~W~~	19,697,420
Overseas		19,632		57,596		251,311

Total	~~W~~	6,217,382	~~W~~	18,274,420	~~W~~	19,948,731

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2020
	Operating revenues				Non-current assets[1]
	Three months		Nine months		December 31, 2020
Domestic	~~W~~	5,986,229	~~W~~	17,656,734	~~W~~	18,934,766
Overseas		14,969		52,683		18,243

Total	~~W~~	6,001,198	~~W~~	17,709,417	~~W~~	18,953,009

[1]	Non-current assets include property and equipment, intangible assets, investment properties, and right-of-use-assets

29.	Related Party Transactions

The list of related parties of the Group as at September 30, 2021, is as follows:

Relationship	Name of Entity
Associates and joint ventures

KIF Investment Fund, K-REALTY CR REITs No.1, Boston Global Film & Contents Fund

L.P., QTT Global (Group) Company Ltd., CU Industrial Development Co., Ltd.,

KD Living, Inc., LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank Inc.,

ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd.,

KT-DSC Creative Economy Youth Start-up Investment Fund,

Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2,

AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1,

Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd.,

Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad,

KT Philippines, KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd.,

KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd.,

IGIS Professional Investors Private Investment Real Estate Investment LLC No.395,

Mogyo Limited Company Specializing in the Cultural Industry,

Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd.,

The Skyk Co., Ltd., StorySoop Inc., Mastern No.127 Logispoint Daegu Co., Ltd.,

SMART KOREA KT NEXT VENTURE FUND, KT Early Stage Investment Fund,

Pacific Professional Investors Private Investment Real Estate Investment LLC No.55

Mastern KT Multi-Family Real Estate Private Equity Investment Fund 1, Home Choice Corp

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Outstanding balances of receivables and payables in relation to transactions with related parties as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)		September 30, 2021
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease lia3bilities
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	1,372	~~W~~	12,100	~~W~~	—	~~W~~	—	~~W~~	4,098
	K Bank, Inc.		754		35,436		—		473		—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		4,064		—		—		—		—
	Others		928		2		588		2,920		—

Total		~~W~~	7,118	~~W~~	47,538	~~W~~	588	~~W~~	3,393	~~W~~	4,098

(in millions of Korean won)		December 31, 2020
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	457	~~W~~	16,200	~~W~~	—	~~W~~	—	~~W~~	20,857
	K Bank, Inc.		775		32,964		—		891		—
	Others		72		1,147		—		858		—
Others	KHS Corp.		7		—		—		—		—

Total		~~W~~	1,311	~~W~~	50,311	~~W~~	—	~~W~~	1,749	~~W~~	20,857

Significant transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)		2021
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	1,986	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc		17,172		33		10,705		—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		4,500		—		—		—
	Others [2]		5,486		103		14,229		2,113
Others	KHS Corporation [3]		14		—		1,744		—

Total		~~W~~	29,158	~~W~~	136	~~W~~	26,678	~~W~~	2,113

[1]	Amounts include acquisition of property and equipment, and others.
[2]

Includes transactions of Oscar Ent. Co., Ltd., Mission Limited Company Specializing in the Cultural Industry and Sweet&Sour Limited Company Specializing in the Cultural Industry before the entities were excluded from associates and joint ventures.

[3]	Includes transactions of the entity before it was included as a subsidiary of the Group.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)		2020
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	1,289	~~W~~		~~W~~	—	~~W~~	—
	KIF Investment Fund		—		—		—		—
	K Bank, Inc.		12,889		—		6,300		—
	Others		489		70		7,369		—
Others	KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.) [2]		2,385		—		25,862		61,491
	KHS Corporation		62		—		8,084		—

Total		~~W~~	17,114	~~W~~	70	~~W~~	47,615	~~W~~	61,491

[1]	Amounts include acquisition of property and equipment, and others.
[2]	Includes transactions of the entity before it was included as a subsidiary of the Group.

(in millions of Korean won)		2021						2020
		Finance income		Finance costs		Dividend income		Finance income		Finance costs		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	—	~~W~~	149	~~W~~	40,142	~~W~~	—	~~W~~	1,008	~~W~~	8,061
	KIF Investment Fund		—		—		—		—		—		9,241
	K Bank, Inc		146		—		—		3		—		—
	Others		—		—		6,474		—		—		43
Others	KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]		—		—		—		—		1		—
	KHS Corp.		—		—		—		—		—		—

Total		~~W~~	146	~~W~~	149	~~W~~	46,616	~~W~~	3	~~W~~	1,009	~~W~~	17,345

[1]	Includes transactions of the entity before it was included as a subsidiary of the Group.

Key management compensation for the nine-month periods ended September 30, 2021 and 2020, consists of:

(in millions of Korean won)	2021		2020
Salaries and other short-term benefits	~~W~~	1,622	~~W~~	1,560
Post-employment benefits		311		285
Stock-based compensation		503		468

Total	~~W~~	2,436	~~W~~	2,313

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Fund transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
K- Realty CR-REITs No.1	~~W~~	11,767	~~W~~	—
KT-IBKC Future Investment fund 1		—		(5,700)
Trustay Co., Ltd.		—		3,000
KT-Smart Factory Investment Fund		—		1,400
KT Young Entrepreneurs DNA Investment Fund		—		8,400
KT-DSC Creative Economy Youth Start-up Investment Fund		—		(2,200)
StorySoop Inc.		—		2,000
Mastern No.127 Logispoint Daegu Co., Ltd.		—		1,900
The skyk Co., Ltd.		—		581
Mogyo Limited Company Specializing in the Cultural Industry		—		700
Mastern KT Multi-Family Real Estate Private Equity Investment Fund I		—		6,055
Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55		—		11,000
KT Early Stage Investment Fund		—		4,000
K Bank, Inc		—		424,957
SMART KOREA KT NEXT VENTURE FUND		—		2,400
Mission Limited Company Specializing in the Cultural Industry [2]		—		(2,026)
Sweet&Sour Limited Company Specializing in the Cultural Industry [2]		—		(3,177)

Total	~~W~~	11,767	~~W~~	453,290

[1]	Amounts include lease transactions.
[2]	Includes transactions before being excluded as associates and joint ventures.

(in millions of Korean won)	2020
	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
K- Realty CR-REITs No.1	~~W~~	18,934	~~W~~	—
Studio Discovery Co., Ltd.		—		3,000
KT Young Entrepreneurs DNA Investment Fund		—		3,600
KT-Smart Factory Investment Fund		—		2,800
KT-CKP New Media Investment Fund		—		(148)
K Bank, Inc		—		195,011
Gyeonggi-KT Yoojin Superman Fund		—		1,000
Hyundai Robotics Co., Ltd.		—		50,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2020
	Repayments[1]		Equity contributions in cash and others
Others
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.) [2]		34		—

Total	~~W~~	18,968	~~W~~	255,263

[1]	Amounts include lease transactions.
[2]	Includes transactions of the entity before it was included as a subsidiary of the Group.

At the end of the reporting period, there are no collateral and payment guarantee provided by the related parties.

30.	Fair Value

(1)    Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021			December 31, 2020
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	3,088,946	[1]	~~W~~	2,634,624	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		5,853,396	[1]		4,976,423	[1]
Financial assets at fair value through other comprehensive income		539,652	539,652		1,118,619	1,118,619
Other financial assets
Financial assets measured at amortized cost		455,490	[1]		671,068	[1]
Financial assets at fair value through profit or loss		696,917	696,917		809,919	809,919
Financial assets at fair value through other comprehensive income		120,238	120,238		258,516	258,516
Derivative financial assets for hedging		94,365	94,365		7,684	7,684

Total	~~W~~	10,849,004		~~W~~	10,476,853

Financial liabilities
Trade and other payables		7,238,558	[1]		7,017,639	[1]
Borrowings		8,396,108	[1]		7,316,298	[1]
Other financial liabilities
Financial liabilities at amortized cost		154,727	[1]		132,558	[1]
Financial liabilities at fair value through profit or loss		220,892	220,892		2,682	2,682
Derivative financial liabilities for hedging		10,645	10,645		127,929	127,929

Total	~~W~~	16,020,930		~~W~~	14,597,106

[1]	The Group did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair value disclosure.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(2)    Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	539,652	~~W~~	—	~~W~~	539,652
Other financial assets
Financial assets at fair value through profit or loss		27,521		329,824		339,572		696,917
Financial assets at fair value through other comprehensive income		19,826		7,497		92,915		120,238
Derivative financial assets for hedging		—		61,250		33,115		94,365

Total	~~W~~	47,347	~~W~~	938,223	~~W~~	465,602	~~W~~	1,451,172

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	823	~~W~~	220,069	~~W~~	220,892
Derivative financial liabilities for hedging		—		10,645		—		10,645

Total	~~W~~	—	~~W~~	11,468	~~W~~	220,069	~~W~~	231,537

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,118,619	~~W~~	—	~~W~~	1,118,619
Other financial assets
Financial assets at fair value through profit or loss		46,449		330,961		432,509		809,919
Financial assets at fair value through other comprehensive income		5,606		202,121		50,789		258,516
Derivative financial assets for hedging		—		7,684		—		7,684

Total	~~W~~	52,055	~~W~~	1,659,385	~~W~~	483,298	~~W~~	2,194,738

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	45	~~W~~	2,637	~~W~~	2,682
Derivative financial liabilities for hedging		—		123,735		4,194		127,929

Total	~~W~~	—	~~W~~	123,780	~~W~~	6,831	~~W~~	130,611

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

(In millions of Korean won)	September 30, 2021
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	432,509	~~W~~	50,789	~~W~~	(4,194)	~~W~~	2,637
Purchases		202,388		25,945		—		224,288
Reclassifications		(23,584)		14,299		—		—
Changes in consolidation scope		423		1,581		—		—
Disposals		(274,325)		—		—		—
Amount recognized in profit or loss		2,161		52		42,898		(6,856)
Amount recognized in other comprehensive income		—		249		(5,589)		—

Ending balance	~~W~~	339,572	~~W~~	92,915	~~W~~	33,115	~~W~~	220,069

(In millions of Korean won)	September 30, 2020
	Financial assets
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging
Beginning balance	~~W~~	495,141	~~W~~	42,054	~~W~~	17,788
Purchases		247,854		13,143		—
Reclassifications		(2,539)		—		—
Disposals		(247,897)		(547)		—
Amount recognized in profit or loss		1,426		(447)		5,211
Amount recognized in other comprehensive income		—		(1,386)		7,065

Ending balance	~~W~~	493,985	~~W~~	52,817	~~W~~	30,064

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income		~~W~~ 539,652	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		669,396	2,3	DCF Model, Adjusted Net Asset model
Financial assets at fair value through other comprehensive income		100,412	2,3	DCF Model Comparable Company Analysis
Derivative financial assets for hedging		94,365	2,3	DCF Model, Hull-White model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	220,892	2,3	DCF Model, Binomial Option Pricing
Derivative financial liabilities for hedging		10,645	2	DCF Model

(in millions of Korean won)	December 31, 2020
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,118,619	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		763,470	2,3	DCF Model, Adjusted Net Asset model
Financial assets at fair value through other comprehensive income		252,910	2,3	DCF Model, Comparable Company Analysis
Derivative financial assets for hedging		7,684	2	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,682	2,3	DCF Model, Binomial Option Pricing Model
Derivative financial liabilities for hedging		127,929	2,3	DCF Model, Hull-White model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO) and discuss valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation methods become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of total deferred differences for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
	Derivatives used for hedging		Derivatives used for hedging
Beginning balance	~~W~~	2,257	~~W~~	3,682
New transactions		—		—
Recognized at fair value through profit or loss		(1,069)		(1,069)

Ending balance	~~W~~	1,188	~~W~~	2,613

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

31.	Business Combination

On September 30, 2021, the Group’s subsidiary, KT Skylife Co., Ltd. acquired 7,000,000 ordinary shares(100%) of Hyundai HCN Co., Ltd. for ~~W~~515,091 million to strengthen the competitiveness of the paid broadcasting business and create the synergy, and changed its name to HCN Co., Ltd.

On September 30, 2021, the Group’s subsidiary, KT Studio Genie Co., Ltd. acquired 3,017,428 ordinary shares(100%) of Hyundai Media Co., Ltd for ~~W~~30,812 million to strengthen the synergy of content business within the KT Group and changed its name to Media Genie Co., Ltd.

On September 30, 2021, the Group’s subsidiary, KT ES Pte. Ltd acquired 81,320,642 ordinary shares(100%) of Epsilon Global Communications PTE. Ltd for USD 135 million to expand the global communication business and create the synergy.

On September 30, 2021, the Group’s subsidiary, GENIE Music Corporation acquired 129,925 ordinary shares and 123,772 redeemable convertible preferred stock (38.63%) for ~~W~~46,427 million to create the synergy with its existing business and strengthen business competitiveness.

Details of the business combinations are as follows:

(in millions of Korean won)	Business line	Date	Purchase Consideration
HCN Co., Ltd.	Cable television Service	Sept. 30,2021	~~W~~	515,091
MEDIA GENIE Co., Ltd.	TV contents provider	Sept. 30,2021		30,812
Epsilon Global Communications PTE. Ltd..	Foreign investment business	Sept. 30,2021		159,653
MILLIE Co., Ltd	Book contents service	Sept. 30,2021		46,427

Fair value of the assets and liabilities recognized as a result of the acquisition at the acquisition date are as follows:

(in millions of Korean won)	HCN Co., Ltd.		MEDIA GENIE Co., Ltd.		Epsilon Global Communications PTE. Ltd.		MILLIE Co., Ltd.
Purchase consideration	~~W~~	515,091	~~W~~	30,812	~~W~~	159,653	~~W~~	46,427
Recognized amounts of identifiable assets and liabilities
Non-current assets		209,070		12,883		73,737		1,602
Current assets		104,574		9,304		18,993		17,774
Non-current liabilities		37,667		540		34,942		28,289
Current liabilities		36,151		4,617		45,594		11,922
Total identifiable net assets		239,826		17,030		12,194		(20,835)
Non-controlling interest		—		—		—		(21,828)
Fair value of recognized net assets		239,826		17,030		12,194		993

Goodwill [1]	~~W~~	275,265	~~W~~	13,782	~~W~~	147,459	~~W~~	45,434

[1]	Goodwill may change as the results of the fair value assessment for identifiable asset and liabilities for purchase price allocation have not been determined.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

32.	Changes in Accounting Policies—Determination of Lease Term Considering Economic Penalty

The Group has changed its accounting policy by adopting accounting treatments in accordance with the agenda decisions for ‘Lease Term and Useful Life of Leasehold Improvements’ issued by the IFRS Interpretations Committee on December 16, 2019. The change in accounting policy has been firstly retrospectively applied to the 2020 annual consolidated financial statements in accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors. The Group adjusted the comparative consolidated financial statements for the nine-month period ended September 30, 2020.

In relation to the changes in accounting policy, the adjusted amounts recognized in each line item in the consolidated financial statements are as follows:

Consolidated statements of profit or loss

(in millions of Korean won)	Periods ended September 30, 2020
	Amount based on previous policy				Adjustment				Amount based on changed policy
	Three Months		Nine Months		Three Months		Nine Months		Three Months		Nine Months
Operating expenses	~~W~~	5,708,862	~~W~~	16,692,140	~~W~~	(1,709)	~~W~~	(5,111)	~~W~~	5,707,153	~~W~~	16,687,029
Other income		122,176		232,306		282		3,816		122,458		236,122
Other expenses		99,780		236,797		—		—		99,780		236,797
Finance income		35,326		301,040		—		—		35,326		301,040
Finance cost		40,648		321,026		2,127		6,957		42,775		327,983
Income tax expense		84,248		325,138		—		—		84,248		325,138
Profit for the period		230,069		664,230		(136)		1,970		229,933		666,200
Basic earnings per share		829		2,399		(1)		8		828		2,407
Diluted earnings per share		829		2,397		(1)		8		828		2,405

KT Corporation

Separate Interim Financial Statements

September 30, 2021 and 2020

KT Corporation

Index

September 30, 2021 and 2020

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). These financial statements consist of the separate interim statement of financial position as at September 30, 2021, and the related separate interim statements of profit or loss and comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020, and separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2020, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 9, 2021. The separate statement of financial position as at December 31, 2020, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2020.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

November 15, 2021

This report is effective as of November 15, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Interim Statements of Financial Position

September 30, 2021 and December 31, 2020

(in millions of Korean won)	Notes	September 30, 2021 (Unaudited)		December 31, 2020
Assets
Current assets
Cash and cash equivalents	4	~~W~~	1,829,451	~~W~~	1,541,210
Trade and other receivables, net	4,5		3,430,900		3,127,040
Other financial assets	4,6		105,621		268,046
Inventories, net	7		186,576		353,310
Other current assets	8		1,980,466		1,866,128

Total current assets			7,533,014		7,155,734

Non-current assets
Trade and other receivables, net	4,5		760,217		1,080,282
Other financial assets	4,6		360,242		180,780
Property and equipment, net	9		11,463,588		11,999,717
Right-of-use assets	16		1,112,971		1,152,153
Investment properties, net	9		980,661		735,563
Intangible assets, net	9		1,920,016		1,583,456
Investments in subsidiaries, associates and joint ventures	10		3,798,976		3,505,017
Other non-current assets	8		677,801		635,224

Total non-current assets			21,074,472		20,872,192

Total assets		~~W~~	28,607,486	~~W~~	28,027,926

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

3

KT Corporation

Separate Interim Statements of Financial Position

September 30, 2021 and December 31, 2020

(in millions of Korean won)	Notes	September 30, 2021 (Unaudited)		December 31, 2020
Liabilities
Current liabilities
Trade and other payables	4,11	~~W~~	3,957,855	~~W~~	4,276,962
Borrowings	4,12		1,195,968		1,228,777
Other financial liabilities	4,6		10,227		—
Current tax liabilities			290,930		76,036
Provisions	13		157,692		152,971
Deferred income			50,954		53,836
Other current liabilities	8		755,757		819,385

Total current liabilities			6,419,383		6,607,967

Non-current liabilities
Trade and other payables	4,11		1,006,026		738,275
Borrowings	4,12		5,947,155		5,716,991
Other financial liabilities	4,6		171		120,349
Net defined benefit liabilities	14		360,051		270,290
Provisions	13		78,220		79,774
Deferred income	19		165,742		141,554
Deferred tax liabilities			229,547		271,454
Other non-current liabilities	8		809,921		877,715

Total non-current liabilities			8,596,833		8,216,402

Total liabilities			15,016,216		14,824,369

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		11,746,554		11,233,714
Accumulated other comprehensive income			42,882		42,906
Other components of equity	18		(1,202,923)		(1,077,820)

Total equity			13,591,270		13,203,557

Total liabilities and equity		~~W~~	28,607,486	~~W~~	28,027,926

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month and Nine-Month Periods Ended September 30, 2021 and 2020

		Periods Ended September 30
(in millions of Korean won, except per share amounts)	Notes	2021 (Unaudited)				2020 (Unaudited)
		Three months		Nine months		Three months		Nine months
Operating revenue	19	~~W~~	4,664,705	~~W~~	13,717,959	~~W~~	4,520,466	~~W~~	13,289,208
Operating expenses	20		4,405,577		12,741,667		4,311,955		12,524,987

Operating profit			259,128		976,292		208,511		764,221
Other income	21		74,474		273,127		65,742		296,325
Other expenses	21		58,281		144,109		50,876		162,309
Finance income	22		205,398		444,644		29,818		273,943
Finance costs	22		171,423		386,981		32,050		290,406

Profit before income tax expense			309,296		1,162,973		221,145		881,774
Income tax expense			80,603		303,072		58,043		230,773

Profit for the period		~~W~~	228,693	~~W~~	859,901	~~W~~	163,102	~~W~~	651,001

Earnings per share
Basic earnings per share	24	~~W~~	976	~~W~~	3,653	~~W~~	665	~~W~~	2,654
Diluted earnings per share	24		974		3,650		664		2,653

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2021 and 2020

		Periods Ended September 30
(in millions of Korean won)	Notes	2021 (Unaudited)				2020 (Unaudited)
		Three months		Nine months		Three months		Nine months
Profit for the period		~~W~~	228,693	~~W~~	859,901	~~W~~	163,102	~~W~~	651,001

Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Remeasurements of the net defined benefit liability	14		397		(76)		865		1,408
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			(2,920)		(2,400)		635		154
Items that may be subsequently reclassified to profit or loss:
Valuation gain (loss) on cash flow hedge	6		90,334		139,955		(34,570)		40,834
Other comprehensive income from cash flow hedges reclassified to profit or loss			(92,972)		(137,579)		42,431		(34,778)

Other comprehensive income for the period, net of tax			(5,161)		(100)		9,361		7,618

Total comprehensive income for the period		~~W~~	223,532	~~W~~	859,801	~~W~~	172,463	~~W~~	658,619

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2021 and 2020

(in millions of Korean won)								Accumulated		Other
		Share		Share		Retained		other comprehensive		components		Total
	Notes	capital		premium		earnings		income		of equity		equity
Balance as at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,866,582	~~W~~	23,449	~~W~~	(1,001,492)	~~W~~	12,893,296
Comprehensive income
Profit for the period			—		—		651,001		—		—		651,001
Gain on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		154		—		154
Remeasurements of net defined benefit liabilities	14		—		—		1,408		—		—		1,408
Valuation gain on cash flow hedge	6		—		—		—		6,056		—		6,056

Total comprehensive income for the period			—		—		652,409		6,210		—		658,619

Transactions with owners
Dividends paid			—		—		(269,766)		—		—		(269,766)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—
Disposal of treasury stock			—		—		—		—		3,640		3,640
Others			—		—		—		—		20,491		20,491

Subtotal			—		—		(271,456)		—		25,821		(245,635)

Balance as at September 30, 2020 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,247,535	~~W~~	29,659	~~W~~	(975,671)	~~W~~	13,306,280

Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557
Profit for the period			—		—		859,901		—		—		859,901
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(2,400)		—		(2,400)
Remeasurements of net defined benefit liabilities	14		—		—		(76)		—		—		(76)
Valuation gain on cash flow hedge	6		—		—		—		2,376		—		2,376

Total comprehensive income for the period			—		—		859,825		(24)		—		859,801

Transactions with owners
Dividends paid			—		—		(326,487)		—		—		(326,487)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)
Disposal of treasury stock											3,056		3,056
Others			—		—		—		—		41,448		41,448

Subtotal			—		—		(346,985)		—		(125,103)		(472,088)

Balance as at September 30, 2021 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,746,554	~~W~~	42,882	~~W~~	(1,202,923)	~~W~~	13,591,270

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2021 and 2020

		Nine-Month Periods Ended September 30
(in millions of Korean won)	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from operating activities
Cash generated from operations	25	~~W~~	3,932,694	~~W~~	3,116,438
Interest paid			(175,859)		(181,953)
Interest received			167,003		164,568
Dividends received			76,629		132,033
Income tax refund (paid)			(116,955)		66,979

Net cash inflow from operating activities			3,883,512		3,298,065

Cash flows from investing activities
Collection of loans			36,300		46,064
Disposal of current financial assets at amortized cost			189,967		—
Disposal of non-current financial assets at amortized cost			—		1
Disposal of financial assets at fair value through profit or loss			25,751		361
Disposal of financial assets at fair value through other comprehensive income			—		288
Disposal of investments in subsidiaries, associates and joint ventures			69,784		1,378
Disposal of assets held for sale			—		119,182
Disposal of property and equipment			31,616		13,989
Disposal of intangible assets			5,311		3,996
Disposal of right-of-use assets			110		50
Loans granted			(36,660)		(33,391)
Acquisition of current financial assets at amortized cost			—		(173)
Acquisition of financial assets at fair value through profit or loss			(66,520)		(5,828)
Acquisition of financial assets at fair value through other comprehensive income			(40,182)		—
Acquisition of investments in subsidiaries, associates and joint ventures			(348,908)		(108,521)
Acquisition of property and equipment			(2,150,481)		(2,164,413)
Acquisition of intangible assets			(506,245)		(373,540)
Acquisition of right-of-use assets			(2,777)		(3,781)

Net cash outflow from investing activities			(2,792,934)		(2,504,338)

Cash flows from financing activities
Proceeds from borrowings			1,038,456		1,113,964
Settlement of derivative assets and liabilities, net			216		16,452
Dividends paid			(326,487)		(269,766)
Repayments of borrowings			(1,033,841)		(742,427)
Acquisition of treasury stock			(190,105)		—
Decrease in lease liabilities			(291,059)		(328,785)

Net cash inflow (outflow) from financing activities	26		(802,820)		(210,562)

Effect of exchange rate change on cash and cash equivalents			483		3

Net increase in cash and cash equivalents			288,241		583,168
Cash and cash equivalents
Beginning of the period			1,541,210		1,328,397

End of the period		~~W~~	1,829,451	~~W~~	1,911,565

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at September 30, 2021, the Korean government does not own any shares in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been translated into English from the Korean language financial statements.

The Company’s separate interim financial statements for the nine-month period ended September 30, 2021, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at September 30, 2021.

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2021.

9

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

•	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19—Related Rent Concessions

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The Company does not expect that these amendments have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement, Korean IFRS 1107 Financial Instruments: Disclosure, Korean IFRS 1104 Insurance Contracts and Korean IFRS 1116 Lease – Interest Rate Benchmark Reform (Phase 2 amendments)

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The Company does not expect that these amendments have a significant impact on financial statements.

(2) New standards and interpretations not yet adopted by the Company

Certain new accounting standard and interpretation that have been published but have not been early adopted by the Company, are set out below.

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company is reviewing for the impact of these amendments on the financial statements

10

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements—Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is reviewing for the impact of these amendments on the financial statements.

•	Amendments to Korean IFRS 1116 Lease – Concession on COVID-19—Related Rent Concessions Beyond June 30 2021

The application of the practical expedient where a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendment should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1101 First Time Adoption of Korean International Financial Reporting Standards – Subsidiaries That Are First-Time Adopters

•	Korean IFRS 1109 Financial Instruments – Fees Related to the 10% Test for Derecognition of Financial Liabilities

•	Korean IFRS 1116 Leases – Lease Incentives

11

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

•	Korean IFRS 1041 Agriculture – Measuring Fair Value

2.3	Significant Accounting Policies

Significant accounting policies and method of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2020, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) and the one described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

(2) Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The spread of COVID-19 has been a material impact on domestic and global economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Company, and the impact is expected to be continued to the separate annual financial statements in 2021.

Significant accounting estimates and assumptions applied in the preparation of the separate interim financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Company’s business, financial position and financial performance cannot presently determined.

12

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.	Financial Instruments by Category

Financial instruments by category as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,829,451	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,829,451
Trade and other receivables [1]		3,648,432		—		539,652		—		4,188,084
Other financial assets		72,510		200,321		101,718		91,314		465,863

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	September 30, 2021
Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Total
Trade and other payables	~~W~~	4,963,881	~~W~~	—	~~W~~	4,963,881
Borrowings		7,143,123		—		7,143,123
Other financial liabilities		—		10,398		10,398

(in millions of Korean won)	December 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,541,210	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,541,210
Trade and other receivables[1]		3,085,047		—		1,118,619		—		4,203,666
Other financial assets		262,477		155,805		22,860		7,684		448,826

[1]	Lease receivables and others which are not applied to financial Instruments by category are excluded.

(in millions of Korean won)	December 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,015,237	~~W~~	—	~~W~~	5,015,237
Borrowings		6,945,768		—		6,945,768
Other financial liabilities		—		120,349		120,349

13

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

5.	Trade and Other Receivables

Trade and other receivables as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,261,484	~~W~~	(264,484)	~~W~~	(7,452)	~~W~~	2,989,548
Other receivables		489,022		(45,084)		(2,586)		441,352

Total	~~W~~	3,750,506	~~W~~	(309,568)	~~W~~	(10,038)	~~W~~	3,430,900

Non-current assets
Trade receivables	~~W~~	551,530	~~W~~	(2,602)	~~W~~	(17,770)	~~W~~	531,158
Other receivables		241,801		—		(12,742)		229,059

Total	~~W~~	793,331	~~W~~	(2,602)	~~W~~	(30,512)	~~W~~	760,217

(in millions of Korean won)	December 31, 2020
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,990,693	~~W~~	(259,917)	~~W~~	(8,631)	~~W~~	2,722,145
Other receivables		464,889		(53,824)		(6,170)		404,895

Total	~~W~~	3,455,582	~~W~~	(313,741)	~~W~~	(14,801)	~~W~~	3,127,040

Non-current assets
Trade receivables	~~W~~	874,032	~~W~~	(3,833)	~~W~~	(33,836)	~~W~~	836,363
Other receivables		257,443		(5)		(13,519)		243,919

Total	~~W~~	1,131,475	~~W~~	(3,838)	~~W~~	(47,355)	~~W~~	1,080,282

Details of other receivables as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Loans	~~W~~	59,732	~~W~~	58,799
Receivables		325,274		313,073
Accrued income		2,883		1,355
Refundable deposits		324,554		325,545
Others		3,052		3,871
Less: Provision for impairment		(45,084)		(53,829)

Total	~~W~~	670,411	~~W~~	648,814

14

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at September 30, 2021.

The Company classifies a portion of the trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Other financial assets
Financial assets at amortized cost [1]	~~W~~	72,510	~~W~~	262,477
Financial assets at fair value through profit or loss [2]		200,321		155,805
Financial assets at fair value through other comprehensive income		101,718		22,860
Derivatives used for hedging		91,314		7,684
Less: Non-current		(360,242)		(180,780)

Current	~~W~~	105,621	~~W~~	268,046

Other financial liabilities
Derivatives used for hedging	~~W~~	10,398	~~W~~	120,349
Less: Non-current		(171)		(120,349)

Current	~~W~~	10,227	~~W~~	—

[1]

As at September 30, 2021, the Company’s financial instruments amounting to ~~W~~ 22,501 million (December 31, 2020: ~~W~~ 22,501 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	Investment in Korea Software Financial Cooperative amounting to ~~W~~ 1,136 million is provided as collateral.

Details	of financial assets at fair value through profit or loss as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	179	~~W~~	110
Equity instruments (Unlisted)		—		—
Debt securities		200,142		155,695
Less: Non-current		(200,321)		(155,805)

Current	~~W~~	—	~~W~~	—

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at September 30, 2021.

15

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of financial assets at fair value through other comprehensive income as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	40,576	~~W~~	1,825
Equity instruments (Unlisted)		61,142		21,035
Less: Non-current		(101,718)		(22,860)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

Details of valuation of derivatives used for hedging as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021				December 31, 2020
	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	91,314	~~W~~	10,398	~~W~~	7,684	~~W~~	120,349
Less: Non-current		(58,199)		(171)		(2,111)		(120,349)

Current	~~W~~	33,115	~~W~~	10,227	~~W~~	5,573	~~W~~	—

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	September 30, 2021						December 31, 2020
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	196,857	~~W~~	—	~~W~~	189,281	~~W~~	58,991	~~W~~	15,493	~~W~~	55,352

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 11,449 million for the current period (nine-month period ended September 30, 2020: valuation gain of ~~W~~ 3,192 million).

16

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

7.	Inventories

Inventories as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021						December 31, 2020
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	276,393	~~W~~	(89,817)	~~W~~	186,576	~~W~~	481,829	~~W~~	(128,519)	~~W~~	353,310

Cost of inventories recognized as expenses for the nine-month period ended September 30, 2021, amounts to ~~W~~ 2,142,019 million (nine-month period ended September 30, 2020: ~~W~~ 2,180,194 million) and valuation gain on inventory amounts to ~~W~~ 38,702 million for the nine-month period ended September 30, 2021 (nine-month period ended September 30, 2020: valuation gain of ~~W~~ 34,549 million).

8.	Other Assets and Liabilities

Other assets and liabilities as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Other assets
Advance payments	~~W~~	61,734	~~W~~	44,405
Prepaid expenses [1]		1,938,525		1,920,574
Contract assets [1]		658,008		536,373
Less: Non-current		(677,801)		(635,224)

Current	~~W~~	1,980,466	~~W~~	1,866,128

Other liabilities
Advances received [1]	~~W~~	162,091	~~W~~	224,079
Withholdings		52,100		20,871
Unearned revenue		18,015		14,610
Lease liabilities		1,007,786		1,066,144
Contract liabilities [1]		325,686		371,396
Less: Non-current		(809,921)		(877,715)

Current	~~W~~	755,757	~~W~~	819,385

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

17

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

9.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	11,999,717	~~W~~	11,447,952
Acquisition and capital expenditure		1,614,964		1,821,333
Disposal and termination		(53,769)		(47,367)
Depreciation		(1,758,007)		(1,728,928)
Transfer		(291,595)		(23,627)
Others		(47,722)		32,831

Ending, net	~~W~~	11,463,588	~~W~~	11,502,194

Changes in investment properties for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	735,563	~~W~~	769,019
Depreciation		(29,372)		(39,405)
Transfer		274,470		12,628

Ending, net	~~W~~	980,661	~~W~~	742,242

As at September 30, 2021, the Company (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 105,150 million for one year or less, ~~W~~ 183,074 million more than one year and less than five years, ~~W~~ 353,784 million over five years, and ~~W~~ 642,008 million in total.

Details of investment properties provided as collateral as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021
		Carrying amount		Secured amount	Related account		Related amount
Land and Buildings	~~W~~	130,777	~~W~~	39,420	Deposits received	~~W~~	33,380

(in millions of Korean won)	December 31, 2020
		Carrying amount		Secured amount	Related account		Related amount
Land and Buildings	~~W~~	135,070	~~W~~	39,250	Deposits received	~~W~~	35,258

18

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Changes in intangible assets for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	1,583,456	~~W~~	2,239,882
Acquisition and capital expenditure		716,894		34,346
Disposal and termination		(8,383)		(5,530)
Amortization		(371,951)		(395,129)

Ending, net	~~W~~	1,920,016	~~W~~	1,873,569

The carrying amount of goodwill with indefinite useful life not subject to amortization is ~~W~~ 65,057 million as at September 30, 2021 (December 31, 2020: ~~W~~ 65,057 million). The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~ 72,361 million as at September 30, 2021 (December 31, 2020: ~~W~~ 72,361 million).

In April 2021, the Company reassigned a portion of the 1.8Ghz and 900MHz bands in accordance with Article 11 of the Radio Waves Act (frequency allocation based on consideration). The payment for the frequency use right is ~~W~~ 547,800 million and ~~W~~ 141,300 million for the 1.8GHz and 900MHz bands, respectively. The Company paid a portion of the consideration in lump sum in June 2021 and plans to pay the reminder in installments every year for the next five years.

10.	Investments in Subsidiaries, Associates and Joint Ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as at September 30, 2021 and December 31, 2020, is as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Subsidiaries	~~W~~	3,555,092	~~W~~	3,269,173
Associates and joint ventures		243,884		235,844

Total	~~W~~	3,798,976	~~W~~	3,505,017

Investments in subsidiaries as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			September 30, 2021		December 31, 2020
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.9%		6,427		6,427
KTIS Corporation [1]	Korea	31.4%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004

19

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			September 30, 2021		December 31, 2020
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Alpha Co., Ltd.(KT Hitel Co., Ltd.)	Korea	70.5%		130,924		120,078
KT Belgium	Belgium	0.0%		—		5,489
KT Powertel Co., Ltd.	Korea	0.0%		—		37,419
Genie Music Corporation [5]	Korea	0.0%		—		37,417
KT Dutch B.V.	Netherlands	0.0%		—		32,359
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia Co., Ltd.[2]	Korea	44.0%		23,051		23,051
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd.	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2	Korea	90.9%		2,381		10,245
KT Sports	Korea	66.0%		14,520		14,520
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,092		7,092
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		2,947		4,507
KT Strategic Investment Fund No.4	Korea	95.0%		19,000		19,000
PlayD Co., Ltd. [3]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		24,250		24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000		12,540
Storywiz Co., Ltd. [4]	Korea	0.0%		—		14,000
KT Engineering (KT ENGCORE Co., Ltd.)	Korea	59.8%		28,000		28,000
KT Studio Genie Co., Ltd.[4]	Korea	100.0%		220,687		—
KT Seezn Co., Ltd. [5]	Korea	100.0%		62,933		—
Lolab Co., Ltd.	Korea	80.0%		22,009		—
KT ES Pte. Ltd.	Singapore	57.6%		93,440		—
Others[4]	—	—		72,446		66,794

			~~W~~	3,555,092	~~W~~	3,269,173

[1]

At the end of the reporting period, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is included in investments in subsidiaries as the Nasmedia Co., Ltd., holds ownership of 46.9% the Company and subsidiary holds ownership of 70.4%.

[4]	During the current period, the Company invested its shares of Storywiz Co., Ltd. and Skylife TV Co., Ltd., subsidiaries, in KT Studio Genie Co., Ltd.

[5]	During the current period, the Company invested its shares of Genie Music Corporation subsidiaries and others, in KT Seezn Co., Ltd.

20

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Investments in associates and joint ventures as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			September 30, 2021		December 31, 2020
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-IBKC Future Investment Fund 1	Korea	43.3%		7,150		12,090
Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000		50,000
Others				71,098		58,118

			~~W~~	243,884	~~W~~	235,844

[1]

At the end of the reporting period, although the Company has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Company has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	3,505,017	~~W~~	3,501,391
Acquisition		348,908		109,350
Disposal		(70,140)		(1,495)
Impairment loss		—		(1,681)
Reversal of impairment loss		7,028		—
Others [1]		8,163		(50,950)

Ending	~~W~~	3,798,976	~~W~~	3,556,615

[1]	It includes transactions in which the Company invested convertible bonds for Skylife TV Co., Ltd. in KT Studio Genie Co., Ltd. for the nine-month period ended September 30, 2021.

11.	Trade and Other Payables

Details of trade and other payables as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Current liabilities
Trade payables	~~W~~	800,578	~~W~~	672,179
Other payables		3,157,277		3,604,783

Total	~~W~~	3,957,855	~~W~~	4,276,962

Non-current liabilities
Other payables[1]	~~W~~	1,006,026	~~W~~	738,275

[1]	As at September 30, 2021, other payables include residual considerations related to new frequency acquisitions (Note 9).

21

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of other payables as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Non-trade payables	~~W~~	2,644,830	~~W~~	3,086,595
Accrued expenses		948,368		642,388
Operating deposits		430,952		460,379
Others		139,153		153,696
Less: Non-current		(1,006,026)		(738,275)

Current	~~W~~	3,157,277	~~W~~	3,604,783

12.	Borrowings

Details of borrowings as at September 30, 2021 and December 31, 2020, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			September 30, 2021			December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	118,490	USD 100,000	~~W~~	108,800
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		473,960	USD 400,000		435,200
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000		473,960	USD 400,000		435,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000		118,490	USD 100,000		108,800
MTNP notes	Jul. 6, 2021	—	—		—	JPY 16,000,000		168,682
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000		313,221	JPY 29,600,000		312,061
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		4,233	JPY 400,000		4,217
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		473,960	USD 400,000		435,200
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000		414,715	USD 350,000		380,800
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD 284,000		247,117	SGD 284,000		233,510
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		355,470	—		—
The 180-2nd Public bond	Apr. 26, 2021	—	—		—	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	—	—		—	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 11, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000

22

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won and foreign currencies in thousands)			September 30, 2021			December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-2nd Public bond	Jan. 28, 2021	—	—		—	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	—	—		—	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%	—		220,000	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		—
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		—
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		—
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		—
The 195-1st Public bond	Jun. 10, 2024	1.387%	—		180,000	—		—
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		—
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		—

Subtotal			—		7,063,616	—		6,862,470
Less: Current portion			—		(1,195,475)	—		(1,228,284)
Discount on bonds			—		(22,960)	—		(19,663)

Total			—	~~W~~	5,845,181	—	~~W~~	5,614,523

[1]

As at September 30, 2021, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]	The Libor (3M) and the SOR (6M) is approximately 0.130% and 0.229% as at September 30, 2021, respectively.

23

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Long-term borrowings

(in millions of Korean won)
Financial institution	Type	Maturity	Annual interest rates	September 30, 2021		December 31, 2020
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	July 10, 2026	1.000%	~~W~~	2,467	~~W~~	2,961
CA-CIB	Long-term commercial papers	May 15, 2023	1.260%		100,000		100,000

Subtotal					102,467		102,961
Less: Current portion					(493)		(493)

Total				~~W~~	101,974	~~W~~	102,468

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as at September 30, 2021, is as follows:

(in millions of Korean won)	Bonds
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Oct. 1, 2021 ~ Sep. 30, 2022	~~W~~	410,000	~~W~~	787,181	~~W~~	1,197,181	~~W~~	493	~~W~~	1,197,674
Oct. 1, 2022 ~ Sep. 30, 2023		830,000		365,607		1,195,607		100,493		1,296,100
Oct. 1, 2023 ~ Sep. 30, 2024		670,000		4,233		674,233		493		674,726
Oct. 1, 2024 ~ Sep. 30, 2025		410,000		888,675		1,298,675		493		1,299,168
After Oct. 1, 2025		1,750,000		947,920		2,697,920		495		2,698,415

	~~W~~	4,070,000	~~W~~	2,993,616	~~W~~	7,063,616	~~W~~	102,467	~~W~~	7,166,083

13.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2021 and 2020, are as follows:

	2021
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	74,179	~~W~~	97,039	~~W~~	61,527	~~W~~	232,745
Increase (transfer)		1,332		6,135		13,393		20,860
Usage		(268)		(2,185)		(810)		(3,263)
Reversal		—		(736)		(13,694)		(14,430)

Ending balance	~~W~~	75,243	~~W~~	100,253	~~W~~	60,416	~~W~~	235,912

Current	~~W~~	75,243	~~W~~	25,983	~~W~~	56,466	~~W~~	157,692
Non-current		—		74,270		3,950		78,220

24

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

	2020
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,041	~~W~~	103,895	~~W~~	69,783	~~W~~	237,719
Increase (transfer)		1,578		(639)		26,129		27,068
Usage		(1,506)		(1,015)		(5,477)		(7,998)
Reversal		(11)		(1,786)		(19,520)		(21,317)

Ending balance	~~W~~	64,102	~~W~~	100,455	~~W~~	70,915	~~W~~	235,472

Current	~~W~~	64,102	~~W~~	18,403	~~W~~	68,327	~~W~~	150,832
Non-current		—		82,052		2,588		84,640

14.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at September 30, 2021 and December 31, 2020, are determined as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	1,869,021	~~W~~	1,809,843
Fair value of plan assets		(1,508,970)		(1,539,553)

Liabilities, net	~~W~~	360,051	~~W~~	270,290

Changes in the defined benefit obligations for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	1,809,843	~~W~~	1,774,582
Current service cost		103,747		107,199
Interest expense		25,004		25,236
Benefit paid		(69,573)		(103,386)

Ending	~~W~~	1,869,021	~~W~~	1,803,631

Changes in the fair value of plan assets for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	1,539,553	~~W~~	1,499,984
Interest income		21,269		21,331
Remeasurements on plan assets		(103)		1,908
Benefit paid		(51,749)		(93,668)

Ending	~~W~~	1,508,970	~~W~~	1,429,555

25

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Amounts recognized in the separate statement of profit or loss for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Current service cost	~~W~~	103,747	~~W~~	107,199
Net interest cost		3,735		3,905
Account transfers		(11,365)		(12,434)

Total expenses in salaries and wages	~~W~~	96,117	~~W~~	98,670

15.	Commitments and Contingencies

As at September 30, 2021, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,430,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,467
Economic Cooperation Business Insurance	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	298,004	6,583
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	275
Derivatives transaction limit	Korea Development Bank	KRW	100,000	8,043
	Woori Bank and others	USD	69,054	21,210
		KRW	1,918,944	19,100

Total		USD	69,054	21,210

As at September 30, 2021, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Comprehensive credit line	Hana Bank	KRW	4,100
		USD	8,700
Bid guarantee	Korea Software Financial Cooperative	KRW	37,448
Performance guarantee / warranty guarantee		KRW	367,124
Guarantee for advances received / others		KRW	173,816
Guarantee for payment in foreign currency	Kookmin Bank	USD	11,484
	Shinhan Bank	USD	5,000
	Woori Bank	USD	15,000
Guarantee for payment in local currency	Shinhan Bank	KRW	48,010
Refund guarantee for advances received	Korea Development Bank	USD	8,536
Performance guarantee	Seoul Guarantee Insurance	KRW	8,507
Guarantees for licensing		KRW	3,707
Guarantee for deposits		KRW	1,331
Total		KRW	644,043
		USD	48,720

26

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at September 30, 2021, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 733 million.

For the nine-month period ended September 30, 2021, the Company made agreements with Securitization Specialty Companies (2021: First 5G Fifty fifth to Fifty ninth Securitization Specialty Co., Ltd., 2020: First 5G Forty ninth to Fifty fourth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreements, the Company will receive asset management fees upon liquidation of the securitization specialty company.

As at September 30, 2021, the Company is a defendant in 194 lawsuits with the total claimed amount of ~~W~~ 79,165 million. As at September 30, 2021, litigation provisions of ~~W~~ 75,243 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. Such covenants also contain restriction on provision of additional collateral and disposal of certain assets.

As at September 30, 2021, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at September 30, 2021, the contracted amount of property and equipment and intangible assets acquisition agreement made but not yet recognized amounts to ~~W~~ 748,193 million (December 31, 2020: ~~W~~ 595,145 million).

27

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

16.	Leases

Set out below is information for leases when the Company is a lessee. Information for when the Company is a lessor is provided in Note 9.

The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Right-of-use assets
Property and buildings	~~W~~	1,027,313	~~W~~	1,069,993
Machinery and track facilities		52,979		38,073
Others		32,679		44,087

	~~W~~	1,112,971	~~W~~	1,152,153

Investment properties (buildings)	~~W~~	866	~~W~~	19,730

(in millions of Korean won)	September 30, 2021		December 31, 2020
Lease liabilities [1]
Current	~~W~~	282,186	~~W~~	291,470
Non-current		725,600		774,674

	~~W~~	1,007,786	~~W~~	1,066,144

[1]	Included in the line item ‘other current liabilities and non-current liabilities’ in the separate statement of financial position (Note 8).

Increases in right-of-use assets for the nine-month periods ended September 30, 2021 and 2020 was ~~W~~ 266,084 million and ~~W~~ 322,517 million, respectively.

The separate statement of profit or loss for the nine-month periods ended September 30, 2021 and 2020 shows the following amounts relating to leases:

(in millions of Korean won)	2021		2020
Depreciation of right-of-use assets
Property and buildings	~~W~~	239,048	~~W~~	227,212
Machinery and track facilities		32,150		45,887
Others		16,733		16,268

	~~W~~	287,931	~~W~~	289,367

Depreciation of investment properties	~~W~~	1,739	~~W~~	14,650
Interest expense relating to lease liabilities		23,478		30,892
Expense relating to short-term leases		2,731		3,061
Expense relating to leases of low-value assets that are not short-term leases		10,861		11,560

The total cash outflow for leases for the nine-month periods ended September 30, 2021 and 2020 was ~~W~~ 304,651 million and ~~W~~ 343,406 million, respectively.

28

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

17.	Retained Earnings

Details of retained earnings as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,312,943		5,800,103

Total	~~W~~	11,746,554	~~W~~	11,233,714

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

18.	Other Components of Equity

The Company’s other components of equity as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Treasury stock	~~W~~	(1,066,958)	~~W~~	(882,224)
Loss on disposal of treasury stock		(2,314)		(20,498)
Share-based payments		46,635		5,901
Others		(180,286)		(180,999)

Total	~~W~~	(1,202,923)	~~W~~	(1,077,820)

As at September 30, 2021 and December 31, 2020, the details of treasury stock are as follows:

	September 30, 2021		December 31, 2020
Number of shares (in shares)		26,735,994		19,269,678
Amount (in millions of Korean won)	~~W~~	1,066,958	~~W~~	882,224

Treasury stock is expected to be used as stock compensation for the Company’s directors, employees and other purposes.

29

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month and nine-month periods ended September 30, 2021 and 2020:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Revenue from contracts with customers	~~W~~	4,619,377	~~W~~	13,585,787	~~W~~	4,474,065	~~W~~	13,153,043
Revenue from other sources		45,328		132,172		46,401		136,165

Total revenue	~~W~~	4,664,705	~~W~~	13,717,959	~~W~~	4,520,466	~~W~~	13,289,208

Operating revenues for the three-month and nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Services provided	~~W~~	3,918,806	~~W~~	11,609,129	~~W~~	3,805,714	~~W~~	11,299,206
Sales of goods		745,899		2,108,830		714,752		1,990,002

Total	~~W~~	4,664,705	~~W~~	13,717,959	~~W~~	4,520,466	~~W~~	13,289,208

Revenues from services provided are recognized over time, and sales of goods are recognized at a point of time.

The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Contract assets [1]	~~W~~	763,164	~~W~~	622,608
Contract liabilities [1]		339,497		400,971
Deferred revenue [2]		75,462		76,198

[1]

The Company recognized contract assets of ~~W~~ 105,156 million and contract liabilities of ~~W~~ 13,811 million for long-term construction contracts as at September 30, 2021 (2020: contract assets of ~~W~~ 86,234 million and contract liabilities of ~~W~~ 29,574 million). The Company recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021		December 31, 2020
Incremental costs of contract establishment	~~W~~	1,682,478	~~W~~	1,722,451
Costs of contract performance		140,171		139,252

The Company recognized ~~W~~ 1,449,477 million of operating expenses for the nine-month period ended September 30,2021 (2020: ~~W~~ 1,383,625 million) which relate to contract cost assets.

30

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

For the three-month and nine-month periods ended September 30, 2021 and 2020, the recognized revenue arising from carried-forward contract liabilities and deferred revenue from prior year are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	55,998	~~W~~	210,931	~~W~~	56,365	~~W~~	198,252
Deferred revenue of joining/installment fees		8,759		29,831		9,734		30,460

Total	~~W~~	64,757	~~W~~	240,762	~~W~~	66,099	~~W~~	228,712

20.	Operating Expenses

Operating expenses for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Salaries and wages	~~W~~	629,292	~~W~~	1,765,375	~~W~~	629,186	~~W~~	1,719,662
Depreciation		588,115		1,759,165		584,403		1,745,381
Depreciation of right-of-use assets		94,711		287,931		94,372		289,368
Amortization of intangible assets		119,127		370,727		124,973		393,585
Commissions		428,937		1,232,140		394,000		1,141,574
Interconnection charges		122,699		369,428		133,484		399,231
International interconnection fees		47,400		147,891		45,633		135,775
Purchase of inventories		667,169		1,936,584		932,359		2,317,926
Changes of inventories		75,585		166,733		(189,927)		(172,281)
Sales commissions		622,062		1,894,899		641,899		1,836,635
Service costs		196,991		567,934		177,849		514,957
Purchase of contents		158,469		442,821		137,622		437,288
Utilities		92,551		253,917		90,982		245,644
Taxes and dues		57,670		178,593		74,493		178,896
Rent		26,340		79,198		27,277		81,424
Insurance premiums		16,221		42,126		15,431		45,873
Installation fees		116,230		341,942		109,731		316,082
Advertising expenses		32,279		91,590		30,509		82,771
Research and development expenses		47,363		126,074		42,098		120,239
Others		266,366		686,599		215,581		694,957

Total	~~W~~	4,405,577	~~W~~	12,741,667	~~W~~	4,311,955	~~W~~	12,524,987

31

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of employee benefits for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Short-term employee benefits	~~W~~	541,713	~~W~~	1,583,468	~~W~~	558,936	~~W~~	1,552,437
Post-employment benefits (defined benefits)		31,698		96,117		32,916		98,670
Post-employment benefits (defined contributions)		11,652		33,677		12,699		33,790
Share-based payments		41,334		43,892		22,685		25,279
Others		2,895		8,221		1,950		9,486

Total	~~W~~	629,292	~~W~~	1,765,375	~~W~~	629,186	~~W~~	1,719,662

21.	Other Income and Other Expenses

Other income for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Gain on disposal of property and equipment	~~W~~	5,423	~~W~~	19,135	~~W~~	3,517	~~W~~	13,130
Gain on disposal of right-of-use assets		513		1,622		1,228		5,308
Gain on disposal of intangible assets		—		808		340		424
Compensation on property and equipment		31,185		105,024		38,968		112,749
Gain on disposal of investments in Subsidiaries, Associates and Joint Ventures		25		2,268		—		—
Reversal of impairment loss on investments in Subsidiaries		—		7,027		—		—
Dividends received		11,934		76,622		5,800		132,025
Gain on government subsidies		18,663		28,047		3,155		9,883
Others		6,731		32,574		12,734		22,806

Total	~~W~~	74,474	~~W~~	273,127	~~W~~	65,742	~~W~~	296,325

32

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Other expenses for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Loss on disposal of property and equipment	~~W~~	9,430	~~W~~	41,294	~~W~~	13,700	~~W~~	45,678
Loss on disposal of right-of-use assets		927		10,119		462		6,270
Loss on disposal of intangible assets		3,451		3,698		1,568		1,958
Loss on disposal of investments in Subsidiaries, Associates and Joint Ventures		(3)		2,624		—		117
Impairment loss on investments in Subsidiaries		—		—		1,681		1,681
Impairment loss on assets held for sale		—		—		—		14,629
Donations		1,210		4,337		2,276		13,721
Others		43,266		82,037		31,189		78,255

Total	~~W~~	58,281	~~W~~	144,109	~~W~~	50,876	~~W~~	162,309

22.	Finance Income and Costs

Details of finance income for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Interest income	~~W~~	62,245	~~W~~	187,272	~~W~~	63,098	~~W~~	186,653
Gain on foreign currency transactions		9,724		13,537		2,296		8,968
Gain on foreign currency translation		(9,571)		8,387		5,515		12,474
Gain on settlement of derivatives		—		—		6,850		6,850
Gain on valuation of derivatives		115,817		196,857		(47,942)		58,991
Gain on disposal of financial instruments		10,396		21,722		—		—
Gain on valuation of financial instruments		16,787		16,862		—		—
Others		—		7		1		7

Total	~~W~~	205,398	~~W~~	444,644	~~W~~	29,818	~~W~~	273,943

33

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of finance costs for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Nine months		Three months		Nine months
Interest expenses	~~W~~	56,726	~~W~~	169,096	~~W~~	62,349	~~W~~	191,351
Loss on foreign currency transactions		3,668		6,441		9,833		15,295
Loss on foreign currency translation		116,583		194,917		(50,956)		61,538
Loss on settlement of derivatives		6,209		6,209		—		—
Loss on valuation of derivatives		(14,703)		—		9,581		15,493
Loss on disposal of trade receivables		3,049		10,427		1,312		6,040
Loss on disposal of financial instruments		—		—		(115)		576
Loss on valuation of financial instruments		—		—		46		113
Others		(109)		(109)		—		—

Total	~~W~~	171,423	~~W~~	386,981	~~W~~	32,050	~~W~~	290,406

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2021 is 26.06%.

24.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share from operations for the nine-month periods ended September 30, 2021 and 2020, are calculated as follows:

	2021				2020
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	228,693	~~W~~	859,901	~~W~~	163,102	~~W~~	651,001
Weighted average number of ordinary shares outstanding (in number of shares)		234,375,814		235,364,704		245,372,025		245,286,249
Basic earnings per share (in Korean won)	~~W~~	976	~~W~~	3,653	~~W~~	665	~~W~~	2,654

34

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

Diluted earnings per share from operations for the nine-month periods ended September 30, 2021 and 2020, are calculated as follows:

	2021				2020
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	228,693	~~W~~	859,901	~~W~~	163,102	~~W~~	651,001
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	228,693	~~W~~	859,901	~~W~~	163,102	~~W~~	651,001
Number of dilutive potential ordinary shares outstanding (in number of shares)		365,247		205,406		99,815		119,290
Weighted average number of ordinary shares outstanding (in number of shares)		234,741,061		235,570,110		245,471,840		245,405,539
Diluted earnings per share (in Korean won)	~~W~~	974	~~W~~	3,650	~~W~~	664	~~W~~	2,653

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares excluding other share-based payments without dilutive effect.

35

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

25.	Cash Generated from Operations

Cash flows from operating activities for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
1. Profit for the period	~~W~~	859,901	~~W~~	651,001
2. Adjustments for:
Income tax expense		303,072		230,773
Interest income		(187,272)		(186,653)
Interest expense		169,096		191,351
Dividend income		(76,629)		(132,033)
Depreciation		1,787,379		1,768,333
Amortization of intangible assets		371,951		395,129
Depreciation of right-of-use assets		287,931		289,368
Provisions for severance benefits (defined benefits)		107,482		111,104
Allowance for bad debts		50,860		63,530
Loss on disposal of investments in subsidiaries, associates and joint ventures		356		117
Impairment loss of investments in Subsidiaries, Associates and Joint Ventures		—		1,681
Loss (gain) on disposal of property and equipment		22,159		32,548
Loss (gain) on disposal of intangible assets		2,890		1,534
Loss (gain) on disposal of right-of-use assets		8,497		962
Loss (gain) on foreign currency translation		186,530		49,064
Loss (gain) on valuation of derivatives, net		(190,648)		(50,348)
Loss (gain) on valuation of financial assets at fair value through profit or loss		(16,862)		112
Loss (gain) on disposal of financial assets at fair value through profit or loss		(21,722)		576
Others		4,613		(17,610)
3. Changes in operating assets and liabilities
Decrease (increase) in trade receivables		28,007		(186,832)
Decrease (increase) in finance lease receivables		624		(1,740)
Increase in other receivables		(48,166)		(56,271)
Decrease (increase) in other current assets		(114,216)		5,479
Increase in other non-current assets		(42,578)		(36,132)
Decrease (increase) in inventories		201,559		(140,466)
Increase in trade payables		123,317		229,780
Increase (decrease) in other payables		187,355		(149,292)
Increase (decrease) in other current liabilities		(54,344)		43,311
Decrease in other non-current liabilities		(18,721)		(1,423)
Increase in provisions		4,520		3,476

36

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2021		2020
Increase in deferred revenue		21,307		15,853
Post-employment benefits paid (defined benefits)		(139,685)		(103,723)
Decrease in plan assets		114,131		93,879

4. Cash generated from operations (1+2+3)	~~W~~	3,932,694	~~W~~	3,116,438

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Reclassification of the current portion of borrowings	~~W~~	964,721	~~W~~	619,771
Reclassification of construction-in-progress to property and equipment		1,667,046		835,957
Reclassification of other payables from property and equipment		(588,034)		(507,904)
Reclassification of other payables from intangible assets		210,242		(339,208)
Reclassification of other payables from net defined benefit liabilities		(7,731)		(126)

26.	Cash Generated from Financing Activities

Changes in liabilities arising from financial activities for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	6,945,768	~~W~~	4,615	~~W~~	—	~~W~~	19,510	~~W~~	—	~~W~~	(770)	~~W~~	7,143,123
Financial lease liabilities		1,066,144		(291,059)		244,789		—		—		(12,088)		1,007,786
Derivative liabilities		120,349		—		—		1,176		(3,116)		(108,011)		10,398
Derivative assets		(7,684)		216		—		(185,809)		(11,481)		113,444		(91,314)

Total	~~W~~	8,124,577	~~W~~	(286,228)	~~W~~	244,789	~~W~~	8,877	~~W~~	(14,597)	~~W~~	(7,425)	~~W~~	8,069,993

(in millions of Korean won)	2020
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	7,028,040	~~W~~	371,537	~~W~~	—	~~W~~	49,841	~~W~~	—	~~W~~	12,730	~~W~~	7,462,148
Financial lease liabilities		1,120,825		(328,785)		306,250		—		—		(1,364)		1,096,926
Derivative liabilities		18,632		—		—		3,200		11,152		(6,797)		26,187
Derivative assets		(55,423)		16,452		—		(51,178)		(21,718)		6,777		(105,090)

Total	~~W~~	8,112,074	~~W~~	59,204	~~W~~	306,250	~~W~~	1,863	~~W~~	(10,566)	~~W~~	11,346	~~W~~	8,480,171

37

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

27.	Related Party Transactions

The list of related parties of the Company as at September 30, 2021, is as follows:

Relationship	Name of Entity
Subsidiaries

KT Alpha Co., Ltd.(KT Hitel Co., Ltd.), KTCS Corporation, KTIS Corporation, KT Service

Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd.,

KTDS Co., Ltd., Nasmedia, Co., Ltd., KT M&S Co., Ltd., GENIE Music Corporation,

KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd., KT Sat Co., Ltd.,

KT Submarine Co., Ltd., KT Sports Co., Ltd., KT Strategic Investment Fund No.2,

KT America, Inc., KT Japan Co., Ltd., KT AMC, KT Commerce Inc., BC Card Co., Ltd.,

VP Inc., BC Card Science and Technology (Shanghai) Co., Ltd., Skylife TV Co., Ltd.,

Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd.,

KT Rwanda Networks Ltd., KT-Michigan Global Contents Fund, Autopion Co., Ltd.,

AOS Ltd., KT M Mobile Co., Ltd., KT investment Co., Ltd, PT. BC Card Asia Pacific,

Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd.,

KT Strategic Investment Fund No.3, PlayD Co., Ltd., Korea Telecom Singapore Pte, Ltd.,

Texnoprosistem LLC, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4,

BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd.,

KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV,

KT Huimangjieum, KT Strategic Investment Fund No.5, K-REALTY RENTAL HOUSING

REIT 3, Storywiz Co., Ltd., KT Engineering Co., Ltd.(KT ENGCORE Co., Ltd.),

KT Studio Genie Co., Ltd., Lolab Co., Ltd., KHS Corporation, HCN Co., Ltd.,

MEDIA GENIE Co., Ltd., KT Seezn Co., Ltd., MILLIE Co., Ltd., KT ES Pte. Ltd.,

Epsilon Global Communications PTE. Ltd., Epsilon Telecommunications (SP) PTE. Ltd., Epsilon Telecommunications (US) PTE. Ltd., Epsilon Telecommunications Limited,

7D Digital Limited, Epsilon Telecommunications (HK) Limited, Epsilon US Inc., Epsilon Telecommunications (BG) EOOD, Epsilon M E A General Trading LLC,

K-REALTY RENTAL HOUSING REIT V

Associates

KIF Investment Fund, K-REALTY CR REITs No.1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Ltd., CU Industrial Development Co., Ltd,

KD Living, Inc., LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank Inc.,

ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd.,

KT-DSC Creative Economy Youth Start-up Investment Fund,

Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2,

AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1,

Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd.,

Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad, KT Philippines,

KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd.,

KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd.,

IGIS Professional Investors Private Investment Real Estate Investment LLC No 395, ,

Mogyo Limited Company Specializing in the Cultural Industry,

Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd.,

The Skyk Co., Ltd., StorySoop Inc., Mastern No.127 Logispoint Daegu Co., Ltd.,

SMART KOREA KT NEXT VENTURE FUND, KT Early Stage Investment Fund,

Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55,

Mastern KT Multi-Family Real Estate Private Equity Investment Fund 1, Home Choice Corp

38

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

The amount of instalment handset sales receivable inherited from KTIS Corporation, KTCS Corporation and KT Commerce Inc, KT M&S Co., Ltd. for the nine-month period ended September 30, 2021 is ~~W~~ 395,037 million.

The Company has entered into an additional agreement with KT M Mobile Co., Ltd. regarding wholesale provision of telecommunication services. In connection with the agreement, the Company offsets receivables, partially or in-full, against payables for joining mobile telecommunications services and network usage arising from telecommunication operations.

Outstanding balances of receivables and payables in relation to transactions with related parties as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)
	September 30, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	14,751	~~W~~	—
KT Telecop Co., Ltd.		821		—		320		—		2,165		33,195		10
KTCS Corporation		745		—		6,025		211		—		53,716		—
KTIS Corporation		498		—		6,174		649		—		39,337		—
KT Service Bukbu Co., Ltd.		12		—		—		21		—		18,393		—
KT Service Nambu Co., Ltd.		—		—		—		—		—		20,139		—
KT Skylife Co., Ltd.		4,674		—		6,452		44		—		7,925		—
KTDS Co., Ltd.		634		—		7,077		—		—		103,133		—
KT Estate Inc.		3		—		46,081		—		—		24,672		45,112
Skylife TV Co., Ltd		8		—		24		—		—		1,673		—
BC Card Co., Ltd.[1]		414		—		6,223		—		—		902		5
KT Sat Co., Ltd.		1,829		—		—		—		—		1,204		—
KT Alpha Co., Ltd. [3] (KT Hitel Co., Ltd.)		5,433		—		356		—		15,113		10,033		—
KT Commerce Inc.		84		—		—		—		1,785		26,132		—
KT M&S Co., Ltd.		124		8,400		505		—		—		97,443		—
GENIE Music Corporation		1		—		349		—		—		19,237		—
KT M Mobile Co., Ltd.		24,438		—		68		—		—		469		—
Nasmedia, Co., Ltd.		3,520		—		—		—		—		1,201		—
KT MOS Bukbu Co., Ltd.		—		—		—		—		—		8,017		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		8,374		—

39

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)
	September 30, 2021
	Receivables				Payables
	Trade receivables	Loans and others	Other receivables	Lease receivables	Trade payables	Other payables	Lease liabilities
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	—	—	1,395	—	327	55,843	7
KHS Corporation	1	—	—	—	—	—	—
Others	18,952	11,854	10,096	379	752	36,261	35
Associates and joint ventures
K-REALTY CR REITs No.1	—	—	12,100	—	—	—	4,098
K Bank Inc.	342	—	259	—	—	—	—
Others	81	—	1	—	—	1,430	—
Total	~~W~~ 62,614	~~W~~20,254	~~W~~103,505	~~W~~1,304	~~W~~20,142	~~W~~583,481	~~W~~49,267

(in millions of Korean won)
	December 31, 2020
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Powertel Co., Ltd	~~W~~	796	~~W~~	—	~~W~~	931	~~W~~	—	~~W~~	—	~~W~~	5,365	~~W~~	—
KT Linkus Co., Ltd.		605		—		—		—		—		10,339		—
KT Telecop Co., Ltd.		1,228		—		401		—		1,942		25,707		—
KTCS Corporation		172		—		7,044		—		—		50,363		14
KTIS Corporation		688		—		3,474		—		—		40,189		—
KT Service Bukbu Co., Ltd.		15		—		—		22		—		21,678		—
KT Service Nambu Co., Ltd.		3		—		—		—		—		23,742		—
KT Skylife Co., Ltd.		1,899		—		5,507		—		—		9,762		—
KTDS Co., Ltd.		10,210		—		3,072		—		—		96,644		—
KT Estate Inc.		8,687		—		46,338		—		—		21,276		35,880
Skylife TV Co., Ltd [2]		—		3,687		—		—		—		1,849		—
BC Card Co., Ltd.[1]		494		—		4,858		—		—		612		6
KT Sat Co., Ltd.		1,750		—		—		—		—		1,206		—
KT Alpha Co., Ltd. [3] (KT Hitel Co., Ltd.)		2,071		—		461		—		13,335		11,393		—
KT Commerce Inc.		107		—		—		—		9,243		46,708		—
KT M Hows Co., Ltd. [3]		157		—		—		—		—		2,799		—
KT M&S Co., Ltd.		153		3,650		567		6		—		114,262		—
GENIE Music Corporation		81		—		285		—		—		26,680		—
KT M Mobile Co., Ltd.		14,170		—		96		—		—		498		—

40

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)
	December 31, 2020
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Nasmedia, Co., Ltd.		5,355		—		—		—		—		1,263		—
KT MOS Bukbu Co., Ltd.		8		—		713		—		—		9,293		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		9,174		—
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		5		—		3,298		32		1,327		99,173		7
Others		3,271		700		2,048		—		462		3,686		40
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		16,200		—		—		—		20,857
K Bank Inc.		274		—		—		—		—		2		—
Others		45		—		16		—		—		5		—
Others
KHS Corporation		6		—		—		—		—		—		—

Total	~~W~~	52,250	~~W~~	8,037	~~W~~	95,309	~~W~~	60	~~W~~	26,309	~~W~~	633,668	~~W~~	56,804

[1]	As at September 30, 2021, ~~W~~ 731 million of the unsettled amount (December 31, 2020: ~~W~~ 580 million) in credit card transactions with BC Card Co., Ltd. is included in trade payables.
[2]	As at September 30, 2020, the convertible bonds issued by Skylife TV Co., Ltd. amounting to ~~W~~ 3,000 million is classified as financial assets at fair value through profit or loss.
[3]

For the nine-month period ended September 30, 2021, KT Alpha Co., Ltd. (KT Hitel Co., Ltd.) merged with KTM House Co., Ltd. as a surviving company. Alpha Co., Ltd. (KT Hitel Co., Ltd.) merged KTM House Co., Ltd. into an extinct company for the nine-month period ended September 30, 2021.

Significant transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Sales				Purchases				Acquisition of lease receivables		Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Powertel Co., Ltd [2]	~~W~~	3,233	~~W~~	—	~~W~~	508	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1	~~W~~	—	~~W~~	—
KT Linkus Co., Ltd.		6,536		2		44,921		—		—		—		—		—		—
KT Telecop Co., Ltd.		10,055		—		119,561		—		—		—		—		—		—
KTCS Corporation		70,132		54		234,926		9		—		—		6		—		254
KTIS Corporation		42,169		—		216,857		—		—		—		29		—		816
KT Service Bukbu Co., Ltd.		13,345		2		153,364		—		—		—		1		—		—
KT Service Nambu Co., Ltd.		9,732		5		183,244		—		—		—		—		—		—
KT Skylife Co., Ltd.		38,769		7		26,073		—		—		—		1		—		8,368

41

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2021
	Sales				Purchases				Acquisition of lease receivables		Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
KTDS Co., Ltd.		10,565		17		314,261		91		—		—		1		—		3,000
KT Estate Inc.		10,725		—		73,014		—		—		38		—		732		—
Skylife TV Co., Ltd.		1,846		—		6,057		—		—		—		25		—		—
BC Card Co., Ltd.		7,723		3		22,948		—		—		—		3		—		14,686
KT Sat Co., Ltd.		15,085		—		7,999		—		—		—		—		—		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		30,311		—		59,977		—		—		—		—		—		—
KT Commerce Inc.		714		—		79,757		42,057		—		—		—		—		—
KT M Hows Co., Ltd. [2]		861		—		460		—		—		—		—		—		—
KT M&S Co., Ltd.		324,728		91		160,897		—		—		—		—		—		—
GENIE Music Corporation		1,437		—		43,937		—		—		—		—		—		—
KT M Mobile Co., Ltd.		95,662		—		16,288		—		—		—		—		—		—
Nasmedia, Co., Ltd.		608		—		4,515		—		—		—		1		—		2,994
KT MOS Nambu Co., Ltd.		1,379		—		48,948		525		—		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,896		—		50,121		—		—		—		—		—		—
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		407		—		26,313		91,522		—		—		—		—		—
KHS Corporation		9		—		2,519		—		—		—		—		—		—
Others		19,543		5		57,272		1		557		—		27		—		15,134
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		—		149		40,142
K Bank Inc.		2,999		33		50		—		—		—		—		—		—
Others		666		103		4,522		—		—		—		—		—		6,120
Others
KHS Corporation [3]		8		—		1,744		—		—		—		—		—		—

Total	~~W~~	721,143	~~W~~	322	~~W~~	1,961,053	~~W~~	134,205	~~W~~	557	~~W~~	38	~~W~~	95	~~W~~	881	~~W~~	91,514

[1]	Amounts include acquisition of property, equipment and others.
[2]	Transaction amount before being excluded from subsidiaries.
[3]	Transaction amount before being included as a subsidiary.

42

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2020
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Powertel Co., Ltd	~~W~~	5,769	~~W~~	—	~~W~~	1,264	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Linkus Co., Ltd.		8,190		2		44,184		511		—		—		—		—
KT Telecop Co., Ltd.		8,056		—		35,347		—		—		—		1		—
KTCS Corporation		54,933		75		237,821		1,404		—		—		—		254
KTIS Corporation		36,909		—		216,682		—		—		1		—		918
KT Service Bukbu Co., Ltd.		10,580		3		151,077		—		—		1		—		—
KT Service Nambu Co., Ltd.		8,803		3		182,485		20		—		—		—		—
KT Skylife Co., Ltd.		24,044		13		29,633		—		—		—		2		8,368
KTDS Co., Ltd.		10,133		1		250,943		4		—		1		—		5,208
KT Estate Inc.		8,101		—		93,347		—		1		—		1,314		42,680
Skylife TV Co., Ltd.		2,677		—		5,370		—		—		67		—		—
BC Card Co., Ltd.		6,927		24		22,243		—		—		4		—		52,013
KT Sat Co., Ltd.		11,433		—		9,752		—		—		—		—		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		19,389		—		44,664		793		—		—		—		—
KT Commerce Inc.		710		—		106,918		40,308		—		—		—		—
KT M Hows Co., Ltd.		1,068		—		486		—		—		—		—		1,520
KT M&S Co., Ltd.		301,159		65		146,694		—		—		—		—		—
GENIE Music Corporation		3,312		—		42,740		—		—		—		—		—
KT M Mobile Co., Ltd.		63,930		—		6,525		—		—		—		—		—
Nasmedia, Co., Ltd.		443		—		4,893		—		—		—		—		2,470
KT MOS Nambu Co., Ltd.		1,342		5		44,979		6,994		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,822		—		47,228		—		—		—		—		—
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		208		—		22,603		103,868		—		—		1		—
Others		11,312		5		33,663		—		—		5		1		1,294
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		1,008		8,061
K Bank Inc.		1,790		—		3		—		—		—		—		—
KIF Investment Fund		—		—		—		—		—		—		—		9,241
Others		372		70		2,453		—		—		—		—		—
Others
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.) [2]		149		—		25,082		61,409		—		—		—		—
KHS Corporation		25		—		8,056		—		—		—		—		—

Total	~~W~~	603,586	~~W~~	266	~~W~~	1,817,135	~~W~~	215,311	~~W~~	1	~~W~~	79	~~W~~	2,327	~~W~~	132,027

[1]	Amounts include acquisition of property, equipment and others.
[2]	Transaction amount before being included as a subsidiary.

43

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Key management compensation for the nine-month periods ended September 30, 2021 and 2020, consists of:

(in millions of Korean won)	2021		2020
Salaries and other short-term benefits	~~W~~	1,622	~~W~~	1,560
Post-employment benefits		311		285
Stock-based compensation		503		468

Total	~~W~~	2,436	~~W~~	2,313

Fund transactions with related parties for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT Strategic Investment Fund No.5	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,460
KTIS Corporation		—		—		—		7		—
KT Estate Inc		—		—		38		21,172		—
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		—		—		—		2		—
KT Studio Genie Co., Ltd.		102		102		—		—		220,687
KT M&S Co., Ltd.		37,700		32,950		—		—		—
Skylife TV Co., Ltd		—		—		—		—		(3,000)
KT Linkus Co., Ltd.		—		—		—		1		—
KT ES Pte. LTd		—		—		—		—		93,440
Others		14		—		—		19		6,815
Associates and joint ventures
KT-Smart Factory Investment Fund		—		—		—		—		1,000
K-REALTY CR REIT 1		—		—		—		11,767		—
KT Young Entrepreneurs DNA Investment Fund		—		—		—		—		7,700
KT-IBKC Future Investment Fund 1		—		—		—		—		(4,940)
Other		—		—		—		—		4,280

Total	~~W~~	37,816	~~W~~	33,052	~~W~~	38	~~W~~	32,968	~~W~~	332,442

[1]	Borrowing transactions include lease transactions.

(in millions of Korean won)	2020
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KTIS Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	16	~~W~~	—
KT Estate Inc.		—		—		1		20,240		—
KBTO Sp.z o.o.		—		—		—		—		1,681

44

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2020
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
KT M&S Co., Ltd.		13,200		13,235		—		—		—
Storywiz Co., Ltd.		202		202		—		—		14,000
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		—		—		—		21		28,000
Others		—		—				84		8,001
Associates and joint ventures
KT-Smart Factory Investment Fund		—		—		—		—		2,000
K-REALTY CR REITs No.1		—		—		—		18,934		—
KT-CKP New Media Investment Fund		—		—		—		—		(148)
KT Young Entrepreneurs DNA Investment Fund		—		—		—		—		3,300
Hyundai Robotics Co., Ltd.		—		—		—		—		50,000
Gyeonggi-KT Yoojin Superman Fund		—		—		—		—		1,000
Others
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.). [2]		—		—		—		34		—
Total	~~W~~	13,402	~~W~~	13,437	~~W~~	1	~~W~~	39,329	~~W~~	107,834

[1]	Borrowing transactions include lease transactions.
[2]	Transaction amount before being included as a subsidiary.

At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~4,736 million (December 31, 2020: ~~W~~4,731 million) with BC Card Co., Ltd.

At the end of reporting period, there are no collateral and payment guarantee provided by the related parties.

28.	Fair Value

During the period ended September 30, 2021, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

45

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021			December 31, 2020
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,829,451	[1]	~~W~~	1,541,210	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		3,648,432	[1]		3,085,047	[1]
Financial assets at fair value through other comprehensive income		539,652	539,652		1,118,619	1,118,619
Other financial assets
Financial assets measured at amortized cost		72,510	[1]		262,477	[1]
Financial assets at fair value through profit or loss		200,321	200,321		155,805	155,805
Financial assets at fair value through other comprehensive income		101,718	101,718		22,860	22,860
Derivative financial assets for hedging		91,314	91,314		7,684	7,684

Total	~~W~~	6,483,398		~~W~~	6,193,702

Financial liabilities
Trade and other payables	~~W~~	4,963,881	[1]	~~W~~	5,015,237	[1]
Borrowings		7,143,123	[1]		6,945,768	[1]
Other financial liabilities
Derivative financial liabilities for hedging		10,398	10,398		120,349	120,349

Total	~~W~~	12,117,402		~~W~~	12,081,354

[1]	The Company did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.

[2]	With the application of Korean IFRS 1107, lease receivables and lease liabilities are excluded from fair value disclosure.

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

46

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

Fair value hierarchy classifications of financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	539,652	~~W~~	—	~~W~~	539,652
Other financial assets
Financial assets at fair value through profit or loss		179		—		200,142		200,321
Financial assets at fair value through other comprehensive income		40,576		—		61,142		101,718
Derivative financial assets for hedging		—		58,199		33,115		91,314

Total	~~W~~	40,755	~~W~~	597,851	~~W~~	294,399	~~W~~	933,005

Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	—	~~W~~	10,398	~~W~~	—	~~W~~	10,398

Total	~~W~~	—	~~W~~	10,398	~~W~~	—	~~W~~	10,398

(in millions of Korean won)	December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,118,619	~~W~~	—	~~W~~	1,118,619
Other financial assets
Financial assets at fair value through profit or loss		110		—		155,695		155,805
Financial assets at fair value through other comprehensive income		1,825		—		21,035		22,860
Derivative financial assets for hedging		—		7,684		—		7,684
Total	~~W~~	1,935	~~W~~	1,126,303	~~W~~	176,730	~~W~~	1,304,968
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	—	~~W~~	116,155	~~W~~	4,194	~~W~~	120,349

Total	~~W~~	—	~~W~~	116,155	~~W~~	4,194	~~W~~	120,349

47

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

(in millions of Korean won)	2021
	Financial assets
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging
Beginning balance	~~W~~	155,695	~~W~~	21,035	~~W~~	(4,194)
Amount recognized in profit or loss		—		—		42,898
Amount recognized in other comprehensive income		—		—		(5,589)
Acquisition amount		66,520		25,750		—
Transfers		(18,044)		14,357		—
Disposal amount		(4,029)		—		—

Ending balance	~~W~~	200,142	~~W~~	61,142	~~W~~	33,115

(in millions of Korean won)	2020
	Financial assets
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging
Beginning balance	~~W~~	131,112	~~W~~	18,964	~~W~~	17,642
Amount recognized in profit or loss		—		—		5,211
Amount recognized in other comprehensive income		—		—		7,211
Acquisition amount		5,828		—		—
Transfers		—		—		—
Disposal amount		(937)		(418)		—

Ending balance	~~W~~	136,003	~~W~~	18,546	~~W~~	30,064

48

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair value categorized within Level 2 and Level 3 of the fair value hierarchy as at September 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	September 30, 2021
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	539,652	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		200,142	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		61,142	3	DCF Model
Derivative financial assets for hedging		58,199	2	DCF Model
		33,115	3	Hull-White Model, DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	10,398	2	DCF Model

(in millions of Korean won)	December 31, 2020
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,118,619	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		155,695	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		21,035	3	DCF Model
Derivative financial assets for hedging		7,684	2	DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging		116,155	2	DCF Model
		4,194	3	Hull-White Model, DCF Model

49

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO) and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation method become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of the total deferred difference for the nine-month periods ended September 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	2,257	~~W~~	3,682
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(1,069)		(1,069)

IV. Ending balance (I+II+III)	~~W~~	1,188	~~W~~	2,613

50

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2021 and 2020 (Unaudited), and December 31, 2020

29.	Changes in Accounting Policies - Determination of Lease Term Considering Economic Penalty

The Company has changed its accounting policy by adopting accounting treatments in accordance with the agenda decisions for ‘Lease Term and Useful Life of Leasehold Improvements’ issued by the IFRS Interpretations Committee on December 16, 2019. The changes in accounting policy have been firstly retrospectively applied to the 2020 annual consolidated financial statements in accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors. The Company adjusted the comparative consolidated financial statements for the three and nine-month period ended September 30, 2020.

In relation to the changes in accounting policy, the adjusted amounts recognized in each line item in the financial statements are as follows:

Statements of Profit or Loss

(in millions of Korean won)	Periods ended September 30, 2020
	Amount based on previous policy				Adjustment				Amount based on changed policy
	Three Months		Nine Months		Three Months		Nine Months		Three Months		Nine Months
Operating expenses	~~W~~	4,313,663	~~W~~	12,530,098	~~W~~	(1,708)	~~W~~	(5,111)	~~W~~	4,311,955	~~W~~	12,524,987
Other income		65,459		292,509		283		3,816		65,742		296,325
Other expenses		50,876		162,309		—		—		50,876		162,309
Finance income		29,818		273,943		—		—		29,818		273,943
Finance cost		29,924		283,449		2,126		6,957		32,050		290,406
Income tax expense		58,043		230,773		—		—		58,043		230,773
Profit for the period		163,237		649,031		(135)		1,970		163,102		651,001
Basic earnings per share		665		2,646		—		8		665		2,654
Diluted earnings per share		665		2,645		(1)		8		664		2,653

51